Nexa Resources S.A.

Consolidated financial statements at December 31, 2024 and report of independent registered public accounting firm

Contents

Consolidated financial statements

Consolidated income statement	3
Consolidated statement of comprehensive income	4
Consolidated balance sheet	5
Consolidated statement of cash flows	6
Consolidated statement of changes in shareholders’ equity	7

Nexa Resources S.A.

Consolidated income statement

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2024	2023	2022
Net revenues	6	2,766,481	2,573,233	3,033,990
Cost of sales	7	(2,228,410)	(2,274,357)	(2,393,936)
Gross profit		538,071	298,876	640,054

Operating expenses
Selling, general and administrative	7	(127,328)	(126,599)	(145,170)
Mineral exploration and project evaluation	8	(67,976)	(99,612)	(98,801)
Impairment loss of long-lived assets	31	(32,870)	(114,643)	(32,512)
Other income and expenses, net	9	(33,511)	(110,584)	(2,674)
		(261,685)	(451,438)	(279,157)
Operating income (loss)		276,386	(152,562)	360,897

Results from associates’ equity
Share in the results of associates		21,223	23,536	1,885
		21,223	23,536	1,885
Net financial results	10
Financial income		24,028	25,793	25,018
Financial expenses		(243,695)	(209,891)	(169,778)
Other financial items, net		(149,793)	17,040	9,949
		(369,460)	(167,058)	(134,811)

(Loss) income before income tax		(71,851)	(296,084)	227,971

Income tax benefit (expense)	11 (a)	(115,556)	4,274	(150,983)

Net (loss) income for the year		(187,407)	(291,810)	76,988
Attributable to NEXA's shareholders		(205,030)	(291,968)	49,695
Attributable to non-controlling interests		17,623	158	27,293
Net (loss) income for the year		(187,407)	(291,810)	76,988
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439
Basic and diluted (losses) earnings per share – USD	30 (f)	(1.55)	(2.20)	0.38

The accompanying notes are an integral part of these consolidated financial statements

3 of 72

Nexa Resources S.A.

Consolidated statement of comprehensive income

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2024	2023	2022
Net (loss) income for the year		(187,407)	(291,810)	76,988

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	16 (c)	(872)	732	(1,329)
Deferred income tax		981	(1,269)	998
Translation adjustment of foreign subsidiaries	30 (e)	(184,446)	81,413	64,460
		(184,337)	80,876	64,129

Other comprehensive (loss) income, net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	24 (c)	(1,572)	(583)	521
Deferred income tax		535	198	(178)
Changes in fair value of investments in equity instruments	14 (c)	(1,256)	(1,466)	(3,608)
		(2,293)	(1,851)	(3,265)
Other comprehensive (loss) income for the year, net of income tax		(186,630)	79,025	60,864

Total comprehensive (loss) income for the year		(374,037)	(212,785)	137,852
Attributable to NEXA’s shareholders		(378,759)	(217,840)	105,783
Attributable to non-controlling interests		4,722	5,055	32,069
Total comprehensive (loss) income for the year		(374,037)	(212,785)	137,852

The accompanying notes are an integral part of these consolidated financial statements

4 of 72

Nexa Resources S.A.

Consolidated balance sheet

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	2024	2023
Current assets
Cash and cash equivalents	15	620,537	457,259
Financial investments		19,693	11,058
Other financial instruments	16 (a)	5,279	7,801
Trade accounts receivables	17	140,793	141,910
Inventory	18	325,196	339,671
Recoverable income tax		7,575	15,193
Other assets	19	88,195	86,934
		1,207,268	1,059,826

Non-current assets
Investments in equity instruments	14 (c)	5,093	5,649
Other financial instruments	16 (a)	3	92
Deferred income tax	11 (b)	236,887	235,073
Recoverable income tax		5,540	6,237
Other assets	19	135,726	129,614
Investments in associates		29,488	44,895
Property, plant and equipment	21	2,097,508	2,438,614
Intangible assets	22	834,687	909,279
Right-of-use assets	23	85,265	74,818
		3,430,197	3,844,271

Total assets		4,637,465	4,904,097

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	24 (a)	50,883	143,196
Lease liabilities	23 (b)	32,747	21,678
Other financial instruments	16 (a)	8,523	19,077
Trade payables	25	443,288	451,603
Confirming payables	26	268,175	234,385
Dividends payable		3,707	2,830
Asset retirement, restoration and environmental obligations	27	47,561	33,718
Provisions	28	13,481	-
Contractual obligations	29	31,686	37,432
Salaries and payroll charges		70,234	68,165
Tax liabilities		92,346	49,524
Other liabilities	19	82,662	31,186
		1,145,293	1,092,794

Non-current liabilities
Loans and financings	24 (a)	1,711,750	1,582,370
Lease liabilities	23 (b)	63,152	55,727
Other financial instruments	16 (a)	28,611	27,045
Asset retirement, restoration and environmental obligations	27	231,825	281,201
Tax liabilities		96,563	17,292
Provisions	28	32,151	56,787
Deferred income tax	11 (b)	132,535	166,406
Contractual obligations	29	69,272	79,680
Other liabilities	19	66,020	92,758
		2,431,879	2,359,266

Total liabilities		3,577,172	3,452,060

Shareholders’ equity	30
Attributable to NEXA’s shareholders		813,930	1,197,324
Attributable to non-controlling interests		246,363	254,713
		1,060,293	1,452,037
Total liabilities and shareholders’ equity		4,637,465	4,904,097

The accompanying notes are an integral part of these consolidated financial statements

5 of 72

Nexa Resources S.A.

Consolidated statement of cash flows

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2024	2023	2022
Cash flows from operating activities
(Loss) Income before income tax		(71,851)	(296,084)	227,971
Depreciation and amortization	7	330,198	310,475	292,140
Impairment loss of long-lived assets	31	32,870	114,643	32,512
Share in the results of associates		(21,223)	(23,536)	(1,885)
Interest, foreign exchange and other financial effects		230,858	137,405	127,630
Loss on sale and write-off of property, plant and equipment	9	16,183	3,734	698
Gain on divestments	1 (a)	(9,028)	-	-
Other restoration obligations	9	-	6,960	-
Tax voluntary disclosure – VAT matters	9 (iv)	-	102,939	-
Changes in provisions and other assets impairments		(15,512)	(37,800)	84,393
Changes in fair value of loans and financings	24 (c)	3,627	525	1,472
Debt modification gain	24 (c)	(3,142)	-	-
Changes in fair value of derivative financial instruments	16 (c)	(194)	(12,514)	(14,947)
Changes in fair value of energy forward contracts	16 (d)	(81)	15,663	-
Changes in fair value of offtake agreement	16 (e)	3,347	(2,268)	(24,267)
Contractual obligations	29 (a)	21,084	10,121	10,565
Price cap on offtake agreement	16 (e)	(3,246)	-	-
Decrease (increase) in assets
Trade accounts receivable		(85,208)	58,067	(29,215)
Inventory		(34,728)	127,002	(75,071)
Other financial instruments		(4,762)	13,271	8,648
Other assets		(117,318)	(70,948)	(72,607)
Increase (decrease) in liabilities
Trade payables		139,089	(451)	(32,476)
Confirming payables		38,335	17,074	(16,348)
Other liabilities		82,980	(42,785)	(17,448)
Cash provided by operating activities		532,278	431,493	501,765
Interest paid on loans and financings	24 (c)	(128,068)	(113,018)	(109,263)
Interest paid on lease liabilities	23 (b)	(11,645)	(6,086)	(1,543)
Premium paid on bonds repurchase	24 (b)	(7,069)	-	(3,277)
Income tax paid		(35,776)	(56,191)	(118,719)
Net cash provided by operating activities		349,720	256,198	268,963
Cash flows from investing activities
Additions of property, plant and equipment		(259,010)	(310,150)	(382,468)
Additions of intangible assets		(5,748)	(3,087)	(4,595)
Net sales of financial investments		(663)	19,556	10,647
Purchase of stake in subsidiary from non-controlling shareholders		510	-	-
Proceeds from the sale of property, plant and equipment		738	1,229	751
Proceeds from the sale of Morro Agudo		2,078	-	-
Dividends received	30 (g)	25,185	22,100	7,867
Investments in equity instruments	14 (c)	(700)	-	(7,000)
Acquisition of additional shares in associates		-	-	(4,136)
Net cash used in investing activities		(237,610)	(270,352)	(378,934)
Cash flows from financing activities
New loans and financings	24 (c)	799,439	56,408	95,621
Debt issue costs	24 (c)	(7,577)	(74)	(128,533)
Payments of loans and financings	24 (c)	(681,475)	(27,087)	(24,639)
Payments of lease liabilities	23 (b)	(32,056)	(15,170)	(19,424)
Dividends paid	30 (g)	(15,529)	(23,713)	(68,466)
Contribution of non-controlling interest capital		(866)	-	-
Payments of share premium		-	(25,000)	(6,126)
Net cash provided by (used in) financing activities		61,936	(34,636)	(151,567)

Foreign exchange effects on cash and cash equivalents		(10,768)	8,223	15,547

Increase (decrease) in cash and cash equivalents		163,278	(40,567)	(245,991)
Cash and cash equivalents at the beginning of the year		457,259	497,826	743,817
Cash and cash equivalents at the end of the year		620,537	457,259	497,826
Non-cash investing and financing transactions
Additions to right-of-use assets	23 (a)	(64,955)	(68,428)	(2,450)
Additions to property, plant and equipment		(18,581)	-	-
Write-offs of property, plant and equipment	21 (a)	16,579	4,089	1,449
Write-offs of right of use assets	23 (a)	(5,348)	(7,374)	-
Additions to intangible assets related to offtake agreement and other intangibles		-	-	(52,934)
Increase in investment in associates		-	-	(32,456)
Derecognition of Nexa’s share of Enercan’s property, plant and equipment, intangible assets and financial investments		-	-	46,858

The accompanying notes are an integral part of these consolidated financial statements

6 of 72

Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

At and for the years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid-in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2022 – Note 3.1.1 (f)	132,438	1,043,755	1,245,418	(745,178)	(292,052)	1,384,381	258,007	1,642,388
Net income for the year	-	-	-	49,695	-	49,695	27,293	76,988
Other comprehensive income for the year	-	-	-	-	56,088	56,088	4,776	60,864
Total comprehensive income for the year	-	-	-	49,695	56,088	105,783	32,069	137,852
Dividends distribution to NEXA's shareholders - USD 0.33 per share – note 30 (g)	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders - USD 0.05 per share – note 30 (g)	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(23,075)	(23,075)
Other equity movements	-	-	-	-	-	-	1,008	1,008
Total contributions by and distributions to shareholders	-	(6,126)	-	(43,874)	-	(50,000)	(22,067)	(72,067)
At December 31, 2022 – Note 3.1.1 (f)	132,438	1,037,629	1,245,418	(739,357)	(235,964)	1,440,164	268,009	1,708,173
Net (loss) income for the year	-	-	-	(291,968)	-	(291,968)	158	(291,810)
Other comprehensive income for the year	-	-	-	-	74,128	74,128	4,897	79,025
Total comprehensive (loss) income for the year	-	-	-	(291,968)	74,128	(217,840)	5,055	(212,785)
Share premium distribution to NEXA's shareholders – USD 0.19 per share – note 30 (g)	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Dividends distribution to non-controlling interests – note 30 (g)	-	-	-	-	-	-	(18,351)	(18,351)
Total contributions by and distributions to shareholders	-	(25,000)	-	-	-	(25,000)	(18,351)	(43,351)
At December 31, 2023 – Note 3.1.1 (f)	132,438	1,012,629	1,245,418	(1,031,325)	(161,836)	1,197,324	254,713	1,452,037

The accompanying notes are an integral part of these consolidated financial statements

7 of 72

Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

At and for the years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid-in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2024	132,438	1,012,629	1,245,418	(1,031,325)	(161,836)	1,197,324	254,713	1,452,037
Net (loss) income for the year	-	-	-	(205,030)	-	(205,030)	17,623	(187,407)
Other comprehensive loss for the year	-	-	-	-	(173,729)	(173,729)	(12,901)	(186,630)
Total comprehensive loss for the year	-	-	-	(205,030)	(173,729)	(378,759)	4,722	(374,037)
Dividends distribution to non-controlling interests – note 30 (g)	-	-	-	-	-	-	(17,351)	(17,351)
Acquisition of non-controlling interests 30 (h)	-	-	-	(4,635)	-	(4,635)	3,769	(866)
Purchase of shares in subsidiary from non-controlling shareholders	-	-	-	-	-	-	510	510
Total distributions to shareholders	-	-	-	(4,635)	-	(4,635)	(13,072)	(17,707)
At December 31, 2024	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293

The accompanying notes are an integral part of these consolidated financial statements

8 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil, including the Aripuanã mine, which, at the end of June 2024, transitioned into an ongoing operation. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

(a)	Divestments

On March 19, 2024, Nexa Recursos Minerais S.A. (Nexa BR) announced the suspension of its mining operations at the Morro Agudo Complex in the state of Minas Gerais, Brazil, effective May 1, 2024. Subsequently, on April 5, 2024, Nexa BR signed a sale and purchase agreement to sell the Morro Agudo and Ambrosia mines (Morro Agudo CGU, classified within the mining segment operation).

On July 1, 2024, Nexa successfully concluded the sale of the Morro Agudo Complex. According to the sales agreement, Nexa was entitled to receive an amount of approximately BRL 60,565 thousand (approximately USD 10,895) from the purchaser.

On November 22, 2024, and December 23, 2024, the Company also concluded the sale of two non-operational subsidiaries, the Compañía Minera Cerro Colorado S.A.C. (owner of the greenfield Pukaqaqa Project) for the total amount of USD 4,300, recognizing a gain of USD 322, and the Minera Pampa de Cobre S.A.C. (owner of the Chapi copper mine) for the total amount of USD 251 recognizing a gain of USD 8,806. The total gain on these sales of USD13,278 is included in “Other income and expenses (net)”.

2	Information by business segment

Business segment definition

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since the role encompasses authority over resource allocation decisions and performance assessment, mainly analyzing performance from the production obtained in the operations. The Company has identified two operating segments:

•       Mining: consists of six long-life polymetallic mines, three located in the Central Andes of Peru and three located in Brazil (two in the state of Minas Gerais and one in the state of Mato Grosso). In addition to zinc, the Company produces substantial amounts of copper, lead, silver, and gold as by-products, which reduce the overall cost to produce mined zinc.

•       Smelting: consists of three operating units, one located in Cajamarquilla in Peru and two located in the state of Minas Gerais in Brazil. The facilities recover and produce metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid.

Accounting policy

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

9 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The Company defines Adjusted EBITDA as follows: net income (loss) for the year, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the year.

The adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “General and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

					2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,349,666	1,997,341	(604,034)	23,508	2,766,481
Cost of sales	(1,011,742)	(1,799,773)	604,034	(20,929)	(2,228,410)
Gross profit	337,924	197,568	-	2,579	538,071

Selling, general and administrative	(66,307)	(57,197)	-	(3,824)	(127,328)
Mineral exploration and project evaluation	(60,939)	(7,887)	-	850	(67,976)
Impairment loss of long-lived assets	(32,870)	-	-	-	(32,870)
Other income and expenses, net	(41,714)	7,984	-	219	(33,511)
Operating (loss) income	136,094	140,468	-	(176)	276,386

Depreciation and amortization	243,111	86,458	-	629	330,198
Miscellaneous adjustments	84,866	22,630	-	-	107,496
Adjusted EBITDA	464,071	249,556	-	453	714,080
Change in fair value of offtake agreement - note 16 (e) / (i)					(102)
Impairment loss of long-lived assets – note 31					(32,870)
Impairment (reversal) of other assets					(307)
Aripuanã ramp-up impacts (ii)					(25,158)
Loss on sale and write-off of property, plant and equipment					(16,183)
Remeasurement in estimates of asset retirement obligations - note 27 (a)					5,310
Remeasurement adjustment of streaming agreement - note 29					(21,084)
Change in fair value of energy forward contracts - note 16 (d)/(iii)					81
Other restoration obligations (iv)					(1,026)
Divestment and restructuring (v)					9,028
Dividends received in cash - note 30 (g)/(vi)					(25,185)
Miscellaneous adjustments					(107,496)
Depreciation and amortization					(330,198)
Share in Result of associate					21,223
Net financial results					(369,460)
Loss before income tax					(71,851)

10 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

					2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,090,276	1,946,661	(468,250)	4,546	2,573,233
Cost of sales	(1,026,178)	(1,726,271)	468,250	9,842	(2,274,357)
Gross profit	64,098	220,390	-	14,388	298,876

Selling, general and administrative	(61,690)	(61,097)		(3,812)	(126,599)
Mineral exploration and project evaluation	(90,238)	(9,374)	-	-	(99,612)
Impairment loss of long-lived assets	(109,347)	(5,296)	-	-	(114,643)
Other income and expenses, net	(67,876)	(26,412)	-	(16,296)	(110,584)
Operating (loss) income	(265,053)	118,211	-	(5,720)	(152,562)
					-
Depreciation and amortization	229,153	80,471	-	851	310,475
Miscellaneous adjustments	196,529	51,599	-	-	248,128
Adjusted EBITDA	160,629	250,281	-	(4,869)	406,041
Changes in fair value of offtake agreement (i)					2,268
Impairment loss of long-lived assets – note 31					(114,643)
Ramp-up expenses of greenfield projects (Aripuanã) (ii)					(15,494)
Loss on sale of property, plant and equipment					(3,734)
Remeasurement in estimates of asset retirement obligations					3,125
Remeasurement adjustment of streaming agreement – note 29					(10,121)
Change in fair value of energy forward contracts - note 16 (d)/(iii)					(15,663)
Tax voluntary disclosure – VAT matters – note 9					(86,906)
Other restoration obligations (iv)					(6,960)
Miscellaneous adjustments					(248,128)
Depreciation and amortization					(310,475)
Share in result of associates					23,536
Net financial results					(167,058)
Loss before income tax					(296,084)

					2022
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,248,027	2,466,967	(683,583)	2,579	3,033,990
Cost of sales	(904,370)	(2,190,530)	683,583	17,381	(2,393,936)
Gross profit	343,657	276,437	-	19,960	640,054

Selling, general and administrative	(64,219)	(60,287)	-	(20,664)	(145,170)
Mineral exploration and project evaluation	(88,867)	(9,934)	-	-	(98,801)
Impairment loss of long-lived assets	(32,276)	(236)	-	-	(32,512)
Other income and expenses, net	(32,787)	43,049	-	(12,936)	(2,674)
Operating (loss) income	125,508	249,029	-	(13,640)	360,897

Depreciation and amortization	206,540	77,904	-	7,696	292,140
Miscellaneous adjustments	110,993	(825)	-	-	110,168
Adjusted EBITDA	443,041	326,108	-	(5,944)	763,205
Changes in fair value of offtake agreement (i)					24,267
Impairment loss of long-lived assets – note 31					(32,512)
Ramp-up expenses of greenfield projects (Aripuanã) (ii)					(87,540)
Impairment of other assets					(9,302)
Loss on sale of property, plant and equipment					(698)
Remeasurement in estimates of asset retirement obligations					6,182
Remeasurement adjustment of streaming agreement – Note 29					(10,565)
Miscellaneous adjustments					(110,168)
Depreciation and amortization					(292,140)
Share in result of associates					1,885
Net financial results					(134,811)
Income before income tax					227,971

(i) This amount represents the change in the fair value of the offtake agreement described in note 16 (e), which is being measured at Fair value through profit and loss (“FVTPL”). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) Excludes the impact of commissioning, pre-operating, and ramp-up expenses of greenfield projects. For the year 2024, corresponds to the effects of idle capacity costs of the Aripuanã of USD 25,499 and excludes the net reversal of the net realizable value provision of Aripuanã’s inventory of USD 341 (excluding the depreciation portion). Aripuanã completed its ramp-up phase at the end of the second quarter of 2024.

11 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(iii) The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of NEXA’s subsidiary, Pollarix, as disclosed in note 16 (d). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(iv) Change of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste as disclosed in note 27 (a) (iii). As such, they have not contributed to Nexa’s operational performance.

(v) Refers to the effects of restructuring obligations, and the gain or loss related to the divestments, as mentioned in note 9. These amounts are excluded from the Adjusted EBITDA calculation, as they do not specifically reflect Nexa’s operational performance.

(vi) Refers to dividends received from associate company Campos Novos Energia S.A – Enercan, an entity focused on energy generation. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, the chief operating decision maker (CODM) considers Nexa’s energy costs for a given period together with dividends received from Enercan during such period. Nexa recognized its share of the assets, liabilities, revenues and expenses for its interest in Enercan until November 2022, when it ceased to be a jointly controlled operation. Beginning in 2024, Nexa includes these dividends in its segmented Adjusted EBITDA, as the CODM considers them jointly with Nexa’s energy costs.

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS® Accounting Standards).

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including other financial instruments) measured at fair value at the end of each reporting period.

The consolidated financial statements of the Company for the year ended December 31, 2024, were approved for issue in accordance with a resolution of the Board of Directors on February 20, 2025.

3.1	Revision of the previously issued consolidated financial statements

During the third quarter of 2024, the Company identified an error in the previously issued consolidated financial statements as of and for the years ended December 31, 2023, and 2022 related to the recognition of contracts containing lease arrangements. The error resulted in the non-recognition of right-of-use assets and lease liabilities, as well as the misstatement of costs and expenses that should have impacted the Company’s results through the amortization of right-of-use assets and interest expense on the lease liabilities, instead of being recorded as costs and operational expenses related to third-party services.

The Company’s management performed a quantitative and qualitative analysis and concluded that the error was not material to the previously issued financial statements as of and for the years ended December 31, 2023, and 2022 that would require restatement of the previously issued financial statements. Despite the fact it was immaterial, the Company revised the comparative information for the years ended December 31, 2023, and 2022 to reflect the adjustments. The revisions reflect the recognition of right-of-use assets of USD 63,590 and lease liabilities of USD 68,187 in the Company’s consolidated balance sheet as of December 31, 2023, and the related amounts affecting the Company’s other financial statements for the years ended December 31, 2023, and 2022 are shown in the tables below. The effect of the error in periods prior to January 1, 2022, was recorded in retained earnings (or cumulative deficit) in the statement of changes in shareholders’ equity as of January 1, 2022.

12 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

3.1.1	Consolidated financial impacts

The following tables present the adjustments and the revised figures to the previously issued consolidated financial statements.

(a)	Consolidated income statement
	(As previously reported)		Adjustments		(Revised)
	2023	2022	2023	2022	2023	2022
Cost of sales	(2,276,757)	(2,395,180)	2,400	1,244	(2,274,357)	(2,393,936)
Gross profit	296,476	638,810	2,400	1,244	298,876	640,054

Operating expenses
Selling, general and administrative	(126,948)	(145,543)	349	373	(126,599)	(145,170)
Mineral exploration and project evaluation	(99,666)	(98,862)	54	61	(99,612)	(98,801)
	(451,841)	(279,591)	403	434	(451,438)	(279,157)
Operating (loss) income	(155,365)	359,219	2,803	1,678	(152,562)	360,897

Net financial results
Financial income	25,503	25,018	290	-	25,793	25,018
Financial expenses	(204,184)	(168,694)	(5,707)	(1,084)	(209,891)	(169,778)
	(161,641)	(133,727)	(5,417)	(1,084)	(167,058)	(134,811)

Loss before income tax	(293,470)	227,377	(2,614)	594	(296,084)	227,971

Income tax benefit (expense)	4,274	(150,983)	-	-	4,274	(150,983)

Net (loss) income for the year	(289,196)	76,394	(2,614)	594	(291,810)	76,988
Attributable to NEXA's shareholders	(289,354)	49,101	(2,614)	594	(291,968)	49,695
Attributable to non-controlling interests	158	27,293	-	-	158	27,293
Net (loss) income for the year	(289,196)	76,394	(2,614)	594	(291,810)	76,988
Weighted average number of outstanding shares – in thousands	132,439	132,439	-	-	132,439	132,439
Basic and diluted loss per share – USD	(2.18)	0.37	(0.02)	0.01	(2.20)	0.38

(b)	Consolidated balance sheet
	(As previously reported)	Adjustments	(Revised)
	2023		2023
Non-current assets
Right-of-use assets	11,228	63,590	74,818
	3,780,681	63,590	3,844,271
Total assets	4,840,507	63,590	4,904,097

Liabilities and shareholders’ equity
Current liabilities
Lease liabilities	3,766	17,912	21,678
	1,074,882	17,912	1,092,794

Non-current liabilities
Lease liabilities	5,452	50,275	55,727
	2,308,991	50,275	2,359,266

Total liabilities	3,383,873	68,187	3,452,060

Shareholders’ equity
Attributable to NEXA’s shareholders	1,201,921	(4,597)	1,197,324
Attributable to non-controlling interests	254,713	-	254,713
	1,456,634	(4,597)	1,452,037
Total liabilities and shareholders’ equity	4,840,507	63,590	4,904,097

13 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(c)	Consolidated cash flow
	(As previously reported)		Adjustments		(Revised)
	2023	2022	2023	2022	2023	2022
Loss before income tax	(293,470)	227,377	(2,614)	594	(296,084)	227,971
Depreciation and amortization	298,393	290,937	12,082	1,203	310,475	292,140
Interest and foreign exchange effects	131,988	126,545	5,417	1,085	137,405	127,630
Cash provided by operating activities	416,608	498,883	14,885	2,882	431,493	501,765
Interest paid on lease liabilities	(553)	(994)	(5,533)	(549)	(6,086)	(1,543)
Net cash provided by operating activities	246,846	266,630	9,352	2,333	256,198	268,963
Payments of lease liabilities	(5,818)	(17,091)	(9,352)	(2,333)	(15,170)	(19,424)
Net cash used in financing activities	(25,284)	(149,234)	(9,352)	(2,333)	(34,636)	(151,567)
Increase (decrease) in cash and cash equivalents	(40,567)	(245,991)	-	-	(40,567)	(245,991)
Cash and cash equivalents at the beginning of the year	497,826	743,817	-	-	497,826	743,817
Cash and cash equivalents at the end of the year	457,259	497,826	-	-	457,259	497,826
Non-cash investing and financing transactions
Additions to right-of-use assets	(10,304)	(2,018)	(58,124)	(432)	(68,428)	(2,450)

(d)	Consolidated Earnings per share
	(As previously reported)		Adjustments		(Revised)
	2023	2022	2023	2022	2023	2022
Net (loss) income for the year attributable to NEXA's shareholders	(289,354)	49,101	(2,614)	594	(291,968)	49,695
Weighted average number of outstanding shares – in thousands	132,439	132,439	-	-	132,439	132,439
Earnings (losses) per share - USD	(2.18)	0.37	(0.02)	0.01	(2.20)	0.38

(e)	Consolidated statement of comprehensive income

	(As previously reported)		Adjustments		(Revised)
	2023	2022	2023	2022	2023	2022
Net (loss) income for the year	(289,196)	76,394	(2,614)	594	(291,810)	76,988

Translation adjustment of foreign subsidiaries	81,315	65,243	98	(783)	81,413	64,460
	80,778	64,912	98	(783)	80,876	64,129

Other comprehensive income (loss) for the year, net of income tax	78,927	61,647	98	(783)	79,025	60,864

Other comprehensive (loss) income for the year, net of income tax	(210,269)	138,041	(2,516)	(189)	(212,785)	137,852
Attributable to NEXA’s shareholders	(215,324)	105,972	(2,516)	(189)	(217,840)	105,783
Attributable to non-controlling interests	5,055	32,069	-	-	5,055	32,069
Other comprehensive (loss) income for the year, net of income tax	(210,269)	138,041	(2,516)	(189)	(212,785)	137,852

14 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(f)	Consolidated statement of changes in shareholders’ equity

		(As previously reported)					Adjustments				(Revised)
	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity
At January 1, 2022	(746,308)	(289,030)	1,386,273	1,644,280	1,130	(3,022)	(1,892)	(1,892)	(745,178)	(292,052)	1,384,381	1,642,388
Net loss for the year	49,101	-	49,101	76,394	594	-	594	594	49,695	-	49,695	76,988
Other comprehensive income (loss) for the year	-	56,871	56,871	61,647	-	(783)	(783)	(783)	-	56,088	56,088	60,864
Total comprehensive income (loss) for the year	49,101	56,871	105,972	138,041	594	(783)	(189)	(189)	49,695	56,088	105,783	137,852
At December 31, 2022	(741,081)	(232,159)	1,442,245	1,710,254	1,724	(3,805)	(2,081)	(2,081)	(739,357)	(235,964)	1,440,164	1,708,173

			(As previously reported)				Adjustments				(Revised)
	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity
At January 1, 2023	(741,081)	(232,159)	1,442,245	1,710,254	1,724	(3,805)	(2,081)	(2,081)	(739,357)	(235,964)	1,440,164	1,708,173
Net loss for the year	(289,354)	-	(289,354)	(289,196)	(2,614)	-	(2,614)	(2,614)	(291,968)	-	(291,968)	(291,810)
Other comprehensive income (loss) for the year	-	74,030	74,030	78,927	-	98	98	98	-	74,128	74,128	79,025
Total comprehensive (loss) income for the year	(289,354)	74,030	(215,324)	(210,269)	(2,614)	98	(2,516)	(2,516)	(291,968)	74,128	(217,840)	(212,785)
At December 31, 2023	(1,030,435)	(158,129)	1,201,921	1,456,634	(890)	(3,707)	(4,597)	(4,597)	(1,031,325)	(161,836)	1,197,324	1,452,037

(g)	Consolidated information by business segment
									2023
		(As previously reported)			Adjustments			(Revised)
	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated
Cost of sales	(1,028,281)	(1,726,568)	(2,276,757)	2,103	297	2,400	(1,026,178)	(1,726,271)	(2,274,357)
Gross profit	61,995	220,093	296,476	2,103	297	2,400	64,098	220,390	298,876
Selling, general and administrative	(61,903)	(61,233)	(126,948)	213	136	349	(61,690)	(61,097)	(126,599)
Mineral exploration and project evaluation	(90,297)	(9,369)	(99,666)	59	(5)	54	(90,238)	(9,374)	(99,612)
Operating (loss) income	(267,428)	117,783	(155,365)	2,375	428	2,803	(265,053)	118,211	(152,562)
Depreciation and amortization	219,957	77,585	298,393	9,196	2,886	12,082	229,153	80,471	310,475
Adjusted EBITDA	149,058	246,967	391,156	11,571	3,314	14,885	160,629	250,281	406,041
Depreciation and amortization			(298,393)			(12,082)			(310,475)
Net financial results			(161,641)			(5,417)			(167,058)
Loss before income tax			(293,470)			(2,614)			(296,084)

15 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

									2022
		(As previously reported)			Adjustments			(Revised)
	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated
Cost of sales	(905,241)	(2,190,903)	(2,395,180)	871	373	1,244	(904,370)	(2,190,903)	(2,393,936)
Gross profit	342,786	276,064	638,810	871	373	1,244	343,657	276,437	640,054
Selling, general and administrative	(64,444)	(60,435)	(145,543)	225	148	373	(64,219)	(60,287)	(145,170)
Mineral exploration and project evaluation	(88,947)	(9,915)	(98,862)	80	(19)	61	(88,867)	(9,934)	(98,801)
Operating income (loss)	124,332	248,527	359,219	1,176	502	1,678	125,508	249,029	360,897
Depreciation and amortization	204,514	78,727	290,937	2,026	(823)	1,203	206,540	77,904	292,140
Adjusted EBITDA	439,839	326,429	760,324	3,202)	(321)	2,881	443,041	326,108	763,205
Depreciation and amortization			(290,937)			(1,203)			(292,140)
Net financial results			(133,727)			(1,084)			(134,811)
Income before income tax			227,377			594			227,971

(h)	Consolidated changes in right-of-use
			(As previously reported)						Adjustments				(Revised)
				2023					2023				2023
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total
Balance at the beginning of the year
Cost	7,300	18,106	282	18,830	44,518	8,482	14,214	756	(12,362)	11,090	15,782	32,320	1,038	6,468	55,608
Accumulated amortization	(4,467)	(15,394)	(84)	(17,678)	(37,623)	100	(3,880)	(473)	13,266	9,013	(4,367)	(19,274)	(557)	(4,412)	(28,610)
Balance at the beginning of the year	2,833	2,712	198	1,152	6,895	8,582	10,334	283	904	20,103	11,415	13,046	481	2,056	26,998
New contracts	375	7,109	117	2,703	10,304	73	49,131	-	8,920	58,124	448	56,240	117	11,623	68,428
Disposals and write-offs	-	(874)	-	-	(874)	-	(6,500)	-	-	(6,500)	-	(7,374)	-	-	(7,374)
Amortization	(1,034)	(1,874)	(61)	(1,884)	(4,853)	(190)	(10,021)	(153)	(1,718)	(12,082)	(1,224)	(11,895)	(214)	(3,602)	(16,935)
Remeasurement	197	(275)	(120)	-	(198)	795	422	86	-	1,303	992	147	(34)	-	1,105
Transfers	-	(114)	-	-	(114)	-	-	-	-	-	-	(114)	-	-	(114)
Foreign exchange effects	17	45	(1)	7	68	710	1,705	18	209	2,642	727	1,750	17	216	2,710
Balance at the end of the year	2,388	6,729	133	1,978	11,228	9,970	45,071	234	8,315	63,590	12,358	51,800	367	10,293	74,818
Cost	6,278	16,079	317	22,766	45,440	10,049	59,553	747	(4,227)	66,122	16,327	75,632	1,064	18,539	111,562
Accumulated amortization	(3,890)	(9,350)	(184)	(20,788)	(34,212)	(79)	(14,482)	(513)	12,542	(2,532)	(3,969)	(23,832)	(697)	(8,246)	(36,744)
Balance at the end of the year	2,388	6,729	133	1,978	11,228	9,970	45,071	234	8,315	63,590	12,358	51,800	367	10,293	74,818

16 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(i)	Consolidated changes in lease labilities
	(As previously reported)	Adjustments	(Revised)
	2023		2023
Balance at the beginning of the year	5,021	22,184	27,205
New contracts	10,304	58,124	68,428
Leasing contract and write-offs	-	(6,790)	(6,790)
Payments of lease liabilities	(5,818)	(9,352)	(15,170)
Interest paid on lease liabilities	(553)	(5,533)	(6,086)
Remeasurement	(198)	1,303	1,105
Accrued interest– note 10	427	5,705	6,132
Foreign exchange effects	35	2,546	2,581
Balance at the end of the year	9,218	68,187	77,405

Current liabilities	3,766	17,912	21,678
Non-current liabilities	5,452	50,275	55,727

4	Principles of consolidation

The consolidated financial statements comprise the financial statements of NEXA and its direct and indirect subsidiaries (“subsidiaries”), which reflect the assets, liabilities and transactions of the Parent Company and its subsidiaries. Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including subsidiaries, associates and joint operations, and the accounting policies applied in the preparation of the consolidated financial statements are described below.

	Percentage of shares		Company	Headquarter	Functional	Activities
	2024	2023	Controls		Currency
Subsidiaries
Nexa Recursos Minerais S.A. – "NEXA BR"	100	100	Directly	Brazil	Real – BRL	Mining / Smelting
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.99	99.99	Directly	Peru	US Dollar - USD	Smelting
Nexa Resources US. Inc.	100	100	Directly	United States	US Dollar – USD	Trading
Exploraciones Chimborazo Metals & Mining	100	100	Directly	Ecuador	US Dollar – USD	Holding and others
L.D.O.S.P.E. Geração de Energia e Participações Ltda.	100	100	Indirectly	Brazil	Real – BRL	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda.	100	100	Indirectly	Brazil	Real – BRL	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda.	100	100	Indirectly	Brazil	Real – BRL	Energy
Mineração Santa Maria Ltda.	99.99	99.99	Indirectly	Brazil	Real – BRL	Mining projects
Pollarix S.A. - "Pollarix" (i)	33.33	33.33	Indirectly	Brazil	Real – BRL	Energy
Karmin - Holding Ltda.	100	100	Indirectly	Brazil	Real - BRL	Holding and others
Mineração Rio Aripuanã Ltda.	100	100	Indirectly	Brazil	Real – BRL	Holding and others
Votorantim Metals Canada Inc.	100	100	Indirectly	Canada	Canadian dollar – CAD	Holding and others
Nexa Resources El Porvenir S.A.C. – “El Porvenir”	99.99	99.99	Indirectly	Peru	US Dollar – USD	Mining
Minera Pampa de Cobre S.A.C (ii)	-	99.99	Indirectly	Peru	US Dollar – USD	Mining
Nexa Resources Perú S.A.A. – "NEXA Peru"	83.55	83.55	Indirectly	Peru	US Dollar – USD	Mining
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha" (iii)	86.65	66.62	Indirectly	Peru	US Dollar – USD	Mining
Nexa Resources UK Ltd. – "NEXA UK"	100	100	Indirectly	United Kingdom	US Dollar – USD	Mining
Nexa Energy Comercializadora de Energia Ltda.	100	-	Indirectly	Brazil	Real – BRL	Energy
Associates
Campos Novos Energia S.A. – "Enercan"	22.44	22.44		Brazil	Real - BRL	Energy

(i) Nexa, through its wholly owned subsidiary NEXA BR, holds 100% of the common shares of Pollarix (representing 33% of the total shares) which have the total voting rights. Auren a subsidiary of VSA, holds 100% of the preference shares (representing 67% of the total shares), which have the right to receive dividends 93% higher than the amount received by each common share.

17 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(ii) On December 20, 2024, the Group sold 100% of the common shares of Minera Pampa de Cobre S.A.C, for further information refer to note 1(a).

(iii) For further details about this change refer to note 30 (h).

(a)	Subsidiaries

Subsidiaries include all entities over which the Company has control. The Company controls an entity when it (i) has the power over the entity; (ii) is exposed, or has the right, to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company, except when the predecessor basis of accounting is applied. Subsidiaries are unconsolidated from the date that control ceases.

Accounting policies of subsidiaries are usually consistent with the policies adopted by the Company. If there are differences, an adjustment is made in the consolidation process.

Non-controlling interests in the subsidiaries’ equity and results are shown separately in the consolidated balance sheet, income statement, statement of comprehensive income and statement of changes in shareholders’ equity. A change in a subsidiary’s ownership interest, without loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interests and other equity components and any resultant gain or loss is recognized in the income statement. Any investment retained is recognized at fair value.

In general, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting rights of an investee, it considers all relevant facts and circumstances to determine whether it has control over the investee. This may include contractual arrangements with the other holders of voting rights in the investee; rights arising from other contractual arrangements; and the Company’s voting rights and potential voting rights that will give it the practical ability to direct the relevant activities of the investee unilaterally.

Intercompany transactions, balances, and unrealized gains on transactions between companies in the consolidated group are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction indicates impairment of the transferred asset.

(b)	Associates

Associates are initially recognized at cost and adjusted thereafter by the equity method of accounting. An entity is considered to be an associate when the Company is able to exercise significant influence over the financial and operating policy decisions of the entity, without having control of the entity.

(c)	Transaction with non-controlling interests

Transactions with non-controlling interests that do not result in a loss of control are recognized within shareholders’ equity as transactions with equity owners of the consolidated group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in Additional paid in capital within shareholders’ equity.

(d)	Foreign currency translation
(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars ("USD"), which is NEXA’s functional currency and the Company’s reporting currency.

18 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Transactions and balances

Foreign currency transactions are initially recorded by each of the Company’s entities at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rate at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Consolidated entities

The results of operations and financial position of the Company’s entities that have a functional currency different from the Company’s reporting currency are translated into the reporting currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	Income and expenses for each income statement and statement of comprehensive income presented are translated at average exchange rates for the annual period of that income statement and statement of comprehensive income, which are a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; and

All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders’ equity. When a foreign operation is totally or partially disposed, the translation adjustments that were previously recorded in equity are reclassified to the income statement.

5	Changes in the main accounting policies and disclosures
(a)	New standards and amendments – applicable as of January 1, 2024

The Company applied for the first time certain standards and amendments that are effective for annual periods beginning on January 1, 2024. The adoption of these new standards and amendments did not have a material impact on the Company’s consolidated financial statements. The amendments to IAS 7 and IFRS 7 related to Supplier Finance Arrangements were early adopted by the Company in the financial statements at December 31, 2023. The Company has not early adopted any other standard, amendment or interpretation that has been issued but not yet effective.

Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants –Amendments to IAS 1

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current depending on the rights to defer settlement at the end of the reporting period.

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. These disclosures include the carrying amount of the liability, the information about the covenants; and facts and circumstances, if any, indicating that the entity might have difficulty complying with the covenants. Further disclosure about covenants is presented in note 24.

Lease Liability in Sale and Leaseback – Amendments to IFRS 16

The amendments in IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.

19 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(b)	New standards and interpretations not yet adopted

There were some standards and amendments that have been issued but are not yet effective, the impact on the Company’s operations or financial statements is under evaluation.

Amendments to IAS 21 - Lack of Exchangeability

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Company’s Consolidate financial statements.

New standard - IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest, due to this changes there were consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently working to identify the impacts to it financial statements regarding this new standard and the consequential amendments to other standards.

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments should clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, include further guidance for assessing whether a financial asset meets the payments of principal and interest (SPPI) criterion, define additional disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets), and update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments will become effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with the option to adopt the amendments early for contingent features only.

20 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The Company is currently working on identifying all the impacts the amendments will have on its financial statements.

Amendments to IFRS 9 and IFRS 7 - Classification and disclosure of own use and hedge accounting in ‘Contracts Referencing Nature-dependent Electricity’

In December 2024, the IASB amended IFRS 9 and IFRS 7 to address the classification and disclosure of own use and hedge accounting in ‘Contracts Referencing Nature-dependent Electricity’. The amendments pertain to own-use requirements, and hedge accounting requirements, together with related disclosures. The scope of the amendments is narrow and applies only to contracts meeting the specified scoping characteristics.

The effective date of the amendments is for annual reporting periods beginning on or after January 1, 2026, with early application permitted.

The Company is currently working on identifying all the impacts the amendments will have on its financial statements.

(c)	Critical estimates, assumptions and judgments

The preparation of the Company’s consolidated financial statements requires the use of estimates, assumptions, and judgments that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the accompanying disclosures and the disclosure of contingent liabilities as of the reporting date. By definition, critical estimates, assumptions, and judgments seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management must also exercise judgment when applying the Company’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to their uncertainty. Detailed information about each of these estimates, assumptions and judgments is included in other notes together with information about the basis of calculation for each affected item in the financial statements.

The critical accounting estimates, assumptions and judgments applied by the Company in the preparation of these financial statements are as follows:

• estimation of current and deferred income taxes – note 11

• estimation of fair value of financial instruments – note 14

• estimation of impairment of trade accounts receivables – note 17

• estimation of the net realizable value of inventories – note 18

• estimation of quantification of mineral reserves and resources for useful life calculation – note 22

• estimation of asset retirement, restoration and environmental obligations – note 27

• estimation of provisions for legal claims – note 28

• estimation of contractual obligations – note 29

• estimation of impairment of long-lived assets – note 31

Estimates, assumptions and judgments are continuously evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

6	Net revenues

Accounting policy

Revenues represent the amount of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenues when a performance obligation is satisfied by transferring a promised good or service to a customer. The asset is transferred when the customer obtains control of that asset.

21 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

To determine the point in time at which a customer obtains control of a promised asset the Company considers the following indicators: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; (iv) the customer has the significant risks and rewards of ownership of the asset; (v) the customer has accepted the asset.

Identification and timing of satisfaction of performance obligations

The Company has two distinct performance obligations included in certain sales contracts:

(i) the promise to provide goods to its customers; and (ii) the promise to provide freight and to contract insurance services to its customers.

Promise to provide goods: this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterm agreed upon in each of the contracts with customers.

Promise to provide freight and contracting insurance services: this performance obligation is satisfied when the freight and insurance services contracted to customers are completed.

As a result of the distinct performance obligations identified, part of the Company’s revenues is presented as revenues from services. Cost related to revenues from services is presented as Cost of sales.

Revenues from the sale of goods and from freight and contracting insurance services are recognized at a point in time when control is transferred and when contracted services are provided. It is at this point that a trade receivable is recognized because only the passage of time is required before the consideration is due. The Company does not have any contract assets, which give right to consideration in exchange for goods or services that the Company has transferred to the customer, since all rights to consideration of the contracts are unconditional.

In 2024, revenues of USD 718,272 approximately 24% of the total gross revenues, (2023: USD 773,230 approximately 27%, and 2022: nil) are derived from two main customers. These revenues are attributed to both segments, mining and smelting.

Contractual obligations are an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration from the customer (or the payment is due) but the transfer has not yet been completed. For contracts where performance obligations are satisfied over a period of time, the stage of completion is required to calculate how much revenue should be recognized to date and revenue shall be deducted from the prepayment to the extent that performance obligations are delivered. Refer to note 29 for the specific accounting policy and information related to NEXA’s contractual obligations.

Determining the transaction price and the amounts allocated to performance obligations

The Company considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration that the Company expects to be entitled to receive in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment as per the London Metal Exchange (LME) quotational periods. As of December 31, 2024, the pending price adjustments to be made were not material.

Additionally, the Company has a contractual obligation related to a long-term silver streaming arrangement linked to specific production of its Cerro Lindo mine. The Company received an upfront payment in advance of this specific production. The transaction price is linked to the silver production

22 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

and spot market prices, which change over time and, therefore, it is accounted for as variable consideration. For more details about this streaming transaction see note 29.

(a)	Composition
(i)	Gross billing reconciliation
	2024	2023	2022
Gross billing	3,018,937	2,839,597	3,440,863
Billing from products	2,925,797	2,731,872	3,330,975
Billing from freight, contracting insurance services and others	93,140	107,725	109,888
Taxes on sales	(249,202)	(263,979)	(402,064)
Return of products sales	(3,254)	(2,385)	(4,809)
Net revenues	2,766,481	2,573,233	3,033,990

(ii)	Net revenues breakdown
	2024	2023	2022
Zinc	1,687,043	1,682,711	2,093,105
Lead	364,613	321,803	276,438
Copper	359,935	263,376	290,519
Silver	80,167	61,594	57,921
Other products	181,583	136,024	206,119
Freight, insurance services and others	93,140	107,725	109,888
Net revenues	2,766,481	2,573,233	3,033,990

Taxes on sales	249,202	263,979	402,064
Return of products sales	3,254	2,385	4,809
Gross billing	3,018,937	2,839,597	3,440,863

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

(i)	Net revenues by geographical location
	2024	2023	2022
Peru	833,918	654,216	840,362
Brazil	601,041	559,786	846,571
Singapore	234,846	229,278	166,412
Switzerland	224,292	209,312	124,726
United States	166,904	168,965	174,526
Argentina	81,503	94,144	94,433
Chile	78,215	83,459	120,060
Luxembourg	71,285	78,474	95,252
United Kingdom	62,589	14,815	3,439
South Korea	60,423	39,985	32,406
Austria	42,758	47,919	48,676
Japan	39,712	32,054	71,370
South Africa	39,446	41,350	55,864
Colombia	31,209	36,066	64,013
Taiwan	30,455	26,901	65,036
Germany	23,222	16,274	3,764
Turkey	20,593	26,606	54,955
Vietnam	18,724	5,006	8,396
Ecuador	11,088	14,554	15,433
Belgium	9,011	19,824	17,905
China	7,570	65,910	-
Netherlands	5,457	16,045	13,623
Italy	4,153	9,479	9,586
Malaysia	3,361	18,738	26,033
Other	64,706	64,073	81,149
Net revenues	2,766,481	2,573,233	3,033,990
(ii)	Net revenues by currency
	2024	2023	2022
USD	2,239,869	2,050,053	2,251,866
Brazilian Real (“BRL”)	526,612	523,180	782,124
Net revenues	2,766,481	2,573,233	3,033,990

23 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

7	Expenses by nature

Accounting policy

Cost of sales mainly consists of the cost of manufacturing the products sold by the Company and is recognized in the income statement on the date of delivery to the customer at the same time revenue is recognized from the related sale.

Selling, general and administrative expenses are recognized on the accrual basis and, if applicable, in the same period in which the income they are related to is recognized.

				2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,187,542)	-	-	(1,187,542)
Third-party services	(481,942)	(43,170)	(49,197)	(574,309)
Depreciation and amortization	(322,135)	(7,375)	(688)	(330,198)
Employee benefit expenses	(209,526)	(60,124)	(9,630)	(279,280)
Others	(27,265)	(16,659)	(8,461)	(52,385)
	(2,228,410)	(127,328)	(67,976)	(2,423,714)

				2023
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,228,138)	-	-	(1,228,138)
Third-party services	(508,556)	(44,441)	(73,210)	(626,207)
Depreciation and amortization	(306,251)	(4,025)	(199)	(310,475)
Employee benefit expenses	(204,269)	(53,534)	(13,786)	(271,589)
Others	(27,143)	(24,599)	(12,417)	(64,159)
	(2,274,357)	(126,599)	(99,612)	(2,500,568)

				2022
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,421,712)	-	-	(1,421,712)
Third-party services	(474,280)	(40,237)	(64,959)	(579,476)
Depreciation and amortization	(283,928)	(4,286)	(58)	(288,272)
Employee benefit expenses	(181,375)	(58,864)	(18,030)	(258,269)
Others	(32,641)	(41,783)	(15,754)	(90,178)
	(2,393,936)	(145,170)	(98,801)	(2,637,907)

(i) As of December 31, 2024, the Company recognized USD 3,661 in Cost of sales related to idle-capacity costs in El Porvenir due to the suspension of the mine for ten days (USD 12,455 as of December 31, 2023) and USD 34,591 including depreciation of USD 9,092 (USD 77,639 including depreciation of USD 22,024 as of December 31, 2023) related to the idleness of the Aripuanã mine and plant capacity incurred during the ramp-up phase. Idle capacity costs are calculated considering the significant reduction in the level of production due to unusual events.

8	Mineral exploration and project evaluation

Accounting policy

Mineral exploration and project evaluation costs are expensed in the year in which they are incurred.

Mineral exploration activities involve the search for mineral resources from potential areas up to the determination of commercial viability and technical feasibility of an identified resource. Mineral exploration costs include gathering exploration data through geological and geophysical studies, conducting exploration drilling and sampling, and determining and examining the volume and grade of the identified resources.

Project evaluation costs are mainly related to scoping, pre-feasibility and feasibility studies for greenfield and brownfield projects. Additionally, these evaluation costs could also include costs incurred for studies

24 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

related to other corporate projects, research, innovation, automation, and information technology projects.

Note 22 describes when mineral exploration and project evaluation costs begin to be capitalized.

Composition

	2024	2023	2022
Mineral exploration	(48,855)	(57,988)	(61,925)
Project evaluation	(19,121)	(41,624)	(36,876)
	(67,976)	(99,612)	(98,801)

9	Other income and expenses, net
	2024	2023	2022
ICMS tax incentives (i)	-	32,338	56,697
Changes in fair value of offtake agreement - note 16 (e)	(3,347)	2,268	24,267
Pre-operating expenses related to Aripuanã (ii)	-	-	(45,800)
Impairment of other assets (iii)	-	-	(9,302)
Changes in fair value of derivative financial instruments – note 16 (c)	746	(1,385)	1,363
(Loss) gain on sale and write-off of property, plant and equipment	(16,183)	(3,734)	(698)
Changes in asset retirement, restoration and environmental obligations – note 27	13,750	(10,125)	(1,512)
Slow moving and obsolete inventory	(10,897)	(4,372)	(11,511)
Provision for legal claims	1,908	(13,892)	(7,664)
Contribution to communities	(14,554)	(13,134)	(17,233)
Tax Voluntary disclosure (iv)	-	(86,906)	-
Changes in fair value of energy forward contracts – note 16 (d)	81	(15,663)	-
Divestment and restructuring (v)	9,028	-	-
Others	(14,043)	4,021	8,719
	(33,511)	(110,584)	(2,674)

(i) In December 2021, the Company adhered to a Brazilian Law which states that government grants of the “Imposto sobre circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income tax (“CSLL”).

On December 29, 2023, a new law No. 14,789/2023 was published, revoking the treatment for purposes of IRPJ and CSLL of subsidies for investments by creating a new tax credit mechanism. The new rule also provides a limited concept of subsidy of investments only covering VAT benefits aimed to implement or expand an economic enterprise.

This new regulation came into effect in 2024, and the Company assessed that, for now, it should not continue to exclude the ICMS tax incentives from the IRPJ/CSLL basis.

(ii) In 2022, the main amounts were related to the idleness of the Aripuanã mine and plant relative to its nameplate capacity, which were recorded in this account until Aripuanã started to generate revenues in November 2022, when the idleness amounts started to be recorded as “Cost of sales”.

(iii) Amounts mainly related to the write-off of some non-commercial account receivables and taxes, which the Company does not expect to recover.

(iv) As previously reported throughout 2023, Nexa cooperated with the investigation carried out by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) of the practices of certain of Nexa’s former customers with respect to commercial transactions and related value-added tax (VAT), as well as Nexa’s relationship with such former customers.

This investigation concluded in the beginning of 2024. There still remain payments of 46 and 59 monthly installment to be adjusted by the SELIC (the Brazilian federal funds rate) interest rate. The Company has made 25 payments, and the SELIC interest rate varied between 0.97% and 0.93% during the year.

(v) Refers to divestments of the Peruvian subsidiaries, the Compañía Minera Cerro Colorado and the Minera Pampa de Cobre as well as, obligations related to restructuring expenses regarding the Morro Agudo sales agreement mentioned in note 1 (a).

25 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

10	Net financial results

Accounting policy

(i) Financial expenses

Financial costs of obligations are recognized as expenses when accrued, except for those directly attributable to the acquisition or the construction of qualifying assets, that is, assets that require a substantial amount of time to be ready for use, which are capitalized within property, plant and equipment and/or intangibles assets.

(ii) Financial income

Financial income is mainly composed of interest income and is recognized on an accrual basis to reflect the asset’s effective yield under the effective interest rate method.

(iii) Other financial items, net is composed of the net of the income and expenses related to the fair value of loans and financings, derivative financial instruments, and foreign exchange gains or losses.

	2024	2023	2022
Financial income
Interest income on financial investments and cash equivalents	11,853	11,622	16,913
Interest on tax credits	357	1,012	980
Monetary adjustments on assets	5,610	5,946	2,565
Other financial income	6,208	7,213	4,560
	24,028	25,793	25,018

Financial expenses
Interest on loans and financings	(130,268)	(110,734)	(104,689)
Interest accrual on asset retirement and environmental obligations	(27,734)	(26,969)	(23,662)
Interest on lease liabilities - note 23 (b)	(13,517)	(6,134)	(1,626)
Interest on factoring operations and confirming payables	(16,391)	(16,624)	(4,791)
Interest on other liabilities	(15,014)	(9,215)	(11,472)
Bonds repurchase - note 24 (b)	(7,069)	-	(3,277)
Interest on contractual obligations	(6,424)	(5,329)	(5,801)
Interest on VAT matters – note 9 (iv)	(1,203)	(16,033)	-
Other financial expenses	(26,075)	(18,853)	(14,460)
	(243,695)	(209,891)	(169,778)

Other financial items, net
Changes in fair value of loans and financings – note 24 (c)	(3,627)	(525)	(1,472)
Debt modification gain - note 24 (c)	3,142	-	-
Changes in fair value of derivative financial instruments – note 10 (c)	1,371	(606)	(83)
Net foreign exchange (loss) or gains (i)	(150,679)	18,171	11,504
	(149,793)	17,040	9,949

Net financial results	(369,460)	(167,058)	(134,811)

(i) The amounts for year 2024 and prior years are mainly due to exchange variation on the outstanding USD accounts receivables and accounts payables of Nexa BR with Nexa, intercompany loan of Nexa BR with its related parties, for which the exchange variation is not eliminated in the consolidation process, and loans in foreign currency. These transactions were impacted by the volatility of the Brazilian Real (“BRL”), which depreciated against the USD during 2024 (appreciated during 2023).

11	Current and deferred income tax

Accounting policy

The current income tax is calculated based on the tax laws enacted or substantively enacted as of the balance sheet date in the countries where the Company’s entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in the taxes on income returns with respect to situations in which the applicable tax regulations are subject to interpretation.

The Company establishes provisions or records a liability, where appropriate, and when the Company has a present obligation, considering amounts expected to be paid to the tax authorities.

26 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The current income tax is presented net, separated by tax paying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws), of the Company’s entities, that have been enacted or substantially enacted at the end of the reporting period and that are expected to be applied when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary deductible differences and/or tax losses can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the foreseeable future.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, has concluded that it is more-likely-than-not that its positions will be sustained upon examination. In such cases, tax amounts are not recognized.

The Company may have to pay income tax under discussion to continue the legal process either at the judicial or international arbitration levels, even though these taxes have not been provisioned considering the Company’s risk assessment. Such payments may be made in several installments provided that a guarantee is placed before the courts. These amounts are recognized as outstanding under “other assets” as “other tax claim payments”, for potential future recovery in cash or compensation of the future provisions if the Company loses the discussions or if the risk assessment is later revised leading the Company to conclude that it would no longer be more likely than not that its tax positions would be sustained upon examination.

Critical accounting estimates, assumptions and judgments

The Company is subject to income tax in all countries in which it operates where uncertainties arise in the application of complex tax regulations. Significant estimates, assumptions and judgments are required to determine the amount of deferred tax assets that would be recovered since this amount may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

In addition, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also exercises judgment in the identification of these uncertainties over income tax treatments which could impact the consolidated financial statements as the Company operates in a complex multinational environment.

The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the tax authorities over the interpretation of the applicable laws and regulations.

27 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Reconciliation of income tax (expense) benefit
	2024	2023	2022
(Loss) income before income tax	(71,851)	(296,084)	227,971
Luxembourg statutory income tax rate	24.94%	24.94%	24.94%

Expected income tax benefit (expense) at statutory rate	17,920	73,843	(56,856)
ICMS tax incentives permanent difference	-	10,995	19,277
Tax effects of translation of non-monetary assets/liabilities to functional currency	(1,323)	13,686	6,279
Withholding tax on dividends paid by subsidiaries	-	-	(5,263)
Impairment loss of goodwill	-	(12,585)	(18,247)
Special mining levy and special mining tax	(7,868)	(5,366)	(13,321)
Difference in tax rate of subsidiaries outside Luxembourg	12,591	24,665	(10,373)
Tax voluntary disclosure – VAT matters (i)	(2,403)	(29,548)	-
Unrecognized deferred tax on net operating losses (ii)	(25,515)	(52,091)	(66,069)
Adjustment to uncertain income tax (iii)	(94,764)	(5,194)	(3,866)
Other permanent tax differences	(14,194)	(14,131)	(2,544)
Income tax (expense) benefit	(115,556)	4,274	(150,983)

Current	(205,674)	(80,935)	(150,735)
Deferred	90,118	85,209	(248)
Income tax (expense) benefit	(115,556)	4,274	(150,983)

(i) VAT expense related to the tax voluntary disclosure (refer to note 9) is not deductible for income tax purposes and, consequently, Nexa did not recognize a deferred tax asset.

(ii) On December 31, 2024, the Company has not recognized a deferred tax asset over USD 93,385 (2023: USD 154,261) of net operating losses, based on the assessment made by the management that considers the future recoverability of this amount. As of December 31, 2024, the estimated accumulated amount of net operating losses without a deferred tax asset registered is of USD 1,174,837, of which USD 82 have an expiration limit of 5 years, USD 811,564 of 17 years, USD 13,958 of 20 years, and USD 349,232 can be carried forward indefinitely.

(iii) Primarily related to income tax provision of Cerro Lindo Stability Agreement for the years 2014 to 2021. For further details, please refer to note 11 (d).

(b)     Analysis of deferred income tax assets and liabilities

	2024	2023
Tax credits on net operating losses	242,278	228,283

Tax credits on temporary differences
Environmental liabilities	10,847	18,407
Asset retirement obligations	22,498	25,492
Inventory provisions	10,903	10,850
Tax, labor and civil provisions	7,886	9,588
Provision for employee benefits	5,196	7,319
Revaluation of derivative financial instruments	36	111
Others	10,773	16,938

Tax debits on temporary differences
Depreciation, amortization and asset impairment	(70,985)	(29,612)
Added value of assets	(131,663)	(148,798)
Foreign exchange gains	14,222	(26,766)
Capitalized interest	(17,054)	(23,060)
Others	(585)	(20,085)
	104,352	68,667

Deferred income tax assets	236,887	235,073
Deferred income tax liabilities	(132,535)	(166,406)
	104,352	68,667

28 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(c)      Effects of deferred tax on income statement and other comprehensive income

	2024	2023	2022
Balance at the beginning of the year	68,667	(24,886)	(37,277)
Effect on loss for the year	90,118	85,209	(248)
Effect on other comprehensive income – Fair value adjustment	981	(1,269)	998
Effect on other comprehensive income – hedge accounting	535	198	(178)
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	(50,565)	9,415	8,481
Derecognition of Nexa's share of Enercan's deferred income taxes	-	-	3,338
Divestments – note 1 (a)	(3,348)	-	-
Others	(2,036)	-	-
Balance at the end of the year	104,352	68,667	(24,886)

(d)     Summary of uncertain tax positions on income tax

As of December 31, 2024, the main uncertain tax positions are related to: (i) the interpretation of the application of the Cerro Lindo´s stability agreement; (ii) litigation of transfer pricing adjustments over transactions made with related parties; and (iii) the deductibility of certain costs and expenses.

The estimated amount of these contingent liabilities on December 31, 2024 is USD 430,567 which decreased compared to that estimated on December 31, 2023 of USD 478,329, mainly due to: (i) partial reduction of the amounts related to the 2014, 2015 and 2017 Cerro Lindo’s stability agreement tax assessments, following SUNAT’s recognition that part of these amounts assessed prescribed and are no longer due; (ii) changes in the risk assessment concluding that some positions are unlikely to be sustained, leading to the establishment of new provisions and a decrease in contingent liabilities; and (iii) partially offset by increases from other income tax assessment matters, based on reassessments by internal and external advisors.

SUNAT issued unfavorable decisions against the Company regarding Cerro Lindo´s stability agreement for the years from 2014 to 2017, arguing that the stabilized income tax rate granted under the stability agreement applies only to income generated from the production of 5,000 tons per day, rather than from the Company’s entire production capacity, which expanded over time. The Company has filed strong appeals against these periods decisions. SUNAT is currently auditing 2019 and 2020 tax years, while audit remains open for the year 2021 (when the term of the stability agreement expired).

In the fourth quarter of 2024, SUNAT completed its audit of the 2018 tax period, recognizing that part of the income generated from production in such year was stabilized. In January 2025, Nexa’s management opted to pay USD 18,300 to obtain a 60% reduction in fines and interests. However, the Company will continue its legal defense within the applicable deadlines and, therefore, these payments do not constitute an acknowledgment of liability for the tax debt.

(e)      Pillar 2 – analysis on estimated effects

NEXA is within the scope of the OECD Pillar Two model rules which establish a new global minimum tax framework of 15% minimum tax. Pillar Two legislation was enacted in Luxembourg and in Brazil, already in effect for financial year beginning January 1, 2024, and January 1, 2025, respectively. However, no legislation regarding Pillar Two has been enacted in Peru yet.

The Company performed an assessment of the group’s potential exposure to Pillar Two income taxes by running initial testing under the OECD transitional safe harbor rules based on the most recent information available of tax filings, country-by-country reporting and financial statements for the constituent entities in the group. Based on the assessment performed, the jurisdictions where the Company operates qualify for at least one of the transitional safe harbor rules and management is not currently aware of any circumstances under which this might change. Therefore, the Company does not expect a potential exposure to Pillar Two top-up tax.

(f)      New transfer pricing rules in Brazil

As from January 1, 2024, Law 14.596/2023 became effective and introduced new transfer pricing rules (TP rules) in Brazil. These rules aim to align with the international standards established by the Organization for Economic Cooperation and Development (OECD), according to the arm’s length

29 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

principle, which stipulates that the terms and conditions of a controlled transaction should be consistent with those that would be established between third parties in comparable transactions. The new rules are expected to affect only transactions involving Nexa BR, as transactions involving Nexa Peru and the Parent Company already comply with international standards established by the OECD.

The Company, with the support of its technical advisors, performed functional and economic analyses of its principal intercompany transactions, having identified and implemented the necessary adaptations during 2024. The Company continues to monitor the impacts of such new legislation and its recently enacted regulations and does not expect a relevant impact for the company and its subsidiaries.

12	Financial risk management

Accounting policies

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international indices and denominated in USD. Part of the production costs, however, are denominated in BRL and Peruvian Soles (“PEN”), and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows.

To mitigate the potential adverse effects of each financial risk factor, the Company follows a Financial Risk Management Policy that establishes governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for: (i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee of the Board of Directors, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in such Policy.

(a) Market risk

The purpose of the market risk management process and all related actions is intended to protect the Company’s cash flows against adverse events, such as changes in foreign exchange rates, interest rates and commodity prices, to maintain the ability to pay financial obligations, and to comply with liquidity and indebtedness levels defined by management.

30 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(i) Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments related to cash and cash equivalents, financial investments, loans and financings, and other financial instruments. The main sensitivities are the exposure to changes in the USD exchange rate, the Interbank Deposit Certificate (“CDI”) interest rates, the National Broad Consumer Price Index (“IPCA”) and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios on December 31, 2024, are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2024, according to the base scenario defined by the Company for March 31, 2025.
•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2024.
•	Scenario III considers a change of + or -50% in the market forward yield curves as of December 31, 2024.
			Impacts on income statement						Impacts on statement of comprehensive income
			Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2024	Amount	Changes from 2024	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Cash and cash equivalents and financial investments
Foreign exchange rates
BRL	6.1923	58,279	4.15%	-	-	-	-	-	2,453	(14,773)	(29,545)	14,773	29,545
EUR	1.0394	3,126	1.98%	62	(781)	(1,563)	781	1,563	-	-	-	-	-
PEN	3.7611	34,444	(2.31%)	(795)	(8,611)	(17,221)	8,611	17,221	-	-	-	-	-
CAD	1.4390	694	1.70%	-	-	-	-	-	12	(174)	(347)	174	347
NAD	18.8730	1,593	(7.93%)	-	-	-	-	-	(126)	(398)	(797)	398	797
Interest rates
BRL - CDI - SELIC	12.15%	57,969	151 bps	872	(1,761)	(3,552)	1,761	3,552	-	-	-	-	-

Loans and financings
Foreign exchange rates
BRL	6.1923	299,844	4.15%	-	-	-	-	-	(12,449)	74,961	149,922	(74,961)	(149,922)
Interest rates
BRL - CDI - SELIC	12.15%	121,318	151 bps	(1,826)	3,685	7,370	(3,685)	(7,370)	-	-	-	-	-
USD - SOFR	4.30%	236,978	(13) bps	304	2,545	5,090	(2,545)	(5,090)	-	-	-	-	-
IPCA - TLP	4.83%	159,509	17 bps	(271)	1,926	3,852	(1,926)	(3,852)	-	-	-	-	-
TJLP	7.97%	19,018	54 bps	(103)	379	758	(379)	(758)	-	-	-	-	-
			54 bps	(103)	379	758	(379)	(758)
Other financial instruments
Foreign exchange rates
BRL	6.1923	(168)	4.15%	(7)	42	84	(42)	(84)	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	12.15%	(168)	151 bps	(194)	456	972	(405)	(767)	-	-	-	-	-
USD - SOFR	4.30%	1,651	(13) bps	-	49	98	(49)	(98)	(1)	(81)	(163)	81	162
Commodities price
Zinc	2,974	1,651	(4.17%)	10,942	13,037	26,074	(13,037)	(26,074)	(8,013)	(9,547)	(19,094)	9,547	19,094

31 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(ii) Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

The Company’s Financial Risk Management Policy establishes guidelines and rules to manage the Foreign Exchange Risk, to consist in finance projects / companies in the same currency of its future cash flows (i.e. a project/company that will generate cash flows indexed to USD must be primarily financed with borrowings denominated in the same currency). This strategy aims to reduce the impact of currency fluctuations in the cash flow of the project/company, since revenues and expenses are denominated in the same currency. Presented below are the financial assets and liabilities in foreign currencies on December 31, 2024. These mainly result from NEXA BR’s operations, for which the functional currency is the BRL. Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

USD amounts of foreign currency balances	2024	2023
Assets
Cash, cash equivalents and financial investments	98,067	105,802
Other Financial Instruments	70	29
Trade accounts receivables	19,553	19,885
	117,690	125,716
Liabilities
Loans and financings	297,199	279,341
Other Financial Instruments	238	479
Trade payables	190,806	227,687
Lease liabilities	42,357	52,896
Use of public assets	18,047	22,733
	548,647	583,136

Net exposure	(430,957)	(457,420)

(iii) Interest rate risk

The Company's interest rate risk primarily arises from its long-term loans. Variable-rate loans expose the Company to cash flow interest rate risk, as changes in market rates directly impact future interest payments. Conversely, fixed-rate instruments may expose the Company to fair value risk, as fluctuations in market interest rates affect the fair value of the hedged instruments. For further details on interest rates, refer to note 24.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact on the Company’s cash flow. Exposure to each interest rate is projected until the maturity of the assets and liabilities are exposed to this index. Occasionally the Company enters floating to fixed interest rate swaps to manage its cash flow interest rate risk. In the case of loans and financings contracted together with swaps, the Company accounts for them under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used. Occasionally the Company enters floating to fixed interest rate swaps to manage its cash flow interest rate risk.

In the case of loans and financing contracts along with swaps, the Company may account for them under the fair value option to eliminate the accounting mismatch that would arise if amortized costs were used.

(iv) Commodity price risk

The commodity price risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, inventory levels, commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

32 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the Company's cash flows. The exposure to the price of each commodity considers the monthly production projections, inputs purchases, and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

Hedges for sales of zinc at a fixed price (Customer Hedge)

The objective is to convert fixed priced sales to floating prices, observed on the London Metal Exchange (LME). The purpose of the strategy is to maintain the revenues of a business unit linked to the LME prices. These transactions usually relate to purchases of zinc for future settlement on the over-the-counter market.

Hedges for mismatches of quotational periods (Hedge Book)

The objective is to hedge quotational periods mismatches arising between the purchases of metal concentrate or processed metal and the sale of the processed metal. These transactions usually relate to purchases and sales of zinc for future trading on the over-the-counter market.

(b) Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is determined as follows:

- Onshore operations: rating "A", or equivalent, on a local scale by two rating agencies. In the case of foreign financial institutions that have a local rating by only one rating agency, it should be at least "AA-", and/or its headquarters shall have a rating "A" minimum on a global scale.

- Offshore operations: rating "BBB-", or equivalent, on a global scale by two rating agencies.

In the specific case of financial institutions in Peru or in Luxembourg, local ratings from local agency associated to the rating agencies approved in the Company’s policy are accepted. In case that only a global rating assessment are available, it will be eligible provided it has a rating "BBB-" at least by one rating agency.

In the case of financial institutions that do not have a rating available for a specific country, it will be eligible provided its headquarters follow the minimum ratings specified above.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions.

This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings were obtained from the rating agencies Fitch, Moody’s or Standard & Poor’s ratings and are related to commitments in foreign or local currency, and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

The ratings used by the Company are always the most conservative ratings of the referred agencies.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, considering mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored.

The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to mitigate the credit risk. Additionally, most sales to the United States of America, Europe and Asia are collateralized by letters of credit and credit insurance.

33 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The carrying amount of the Company’s financial instruments best represents the maximum exposure to their credit risk.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments. The variations presented are mainly related to the Company's transactions in the year and not to changes in the counterparties’ ratings.

			2024			2023
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	251,962	-	251,962	189,582	-	189,582
AA+	1	-	1	-	-	-
AA	-	95,461	95,461	1	-	1
AA-	-	18,714	18,714	-	46,317	46,317
A+	-	127,151	127,151	-	72,315	72,315
A	8,265	24,749	33,014	-	66,342	66,342
A-	-	61,935	61,935	-	70,155	70,155
BB+	-	-	-	-	1	1
No rating (i)	11,899	20,400	32,299	76	12,470	12,546
	272,127	348,410	620,537	189,659	267,600	457,259
Financial investments
AAA	19,638	-	19,638	10,994	-	10,994
No rating (i)	55	-	55	64	-	64
	19,693	-	19,693	11,058	-	11,058
Derivative financial instruments
AAA	71	-	71	29	-	29
A+	-	450	450	-	978	978
A	-	842	842	-	53	53
A-	-	3,919	3,919	-	6,667	6,667
BBB+	-	-	-	-	166	166
	71	5,211	5,282	29	7,864	7,893
Other assets
AAA	883	-	883	-	-	-
	883	-	883	-	-	-

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

(c) Liquidity risk

Liquidity risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial obligations. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date. Financial institutions that provide the Company with financial services are within Nexa’s rating policies and in the same level of the ones provided for the Company’s credit risk.

A substantial part of the confirming payables arrangement is with one financial institution. However, there are other financial institutions that the Company has relations with that could be considered for future supplier financing transactions. If this service is not available, the entity may be required to increase its debt levels which may negatively impact its leverage ratios.

The table below shows the Company's financial obligations to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts below represent the estimated undiscounted future cash flows, which include interests to be incurred and, accordingly, do not reconcile directly with the amounts presented in the consolidated balance sheet.

34 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

2024	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	148,077	150,023	1,175,144	1,028,440	2,501,684
Lease liabilities	29,882	37,755	6,121	12,299	86,057
Derivative financial instruments	3,600	181	17	-	3,798
Trade payables	443,288	-	-	-	443,288
Confirming payables	268,175	-	-	-	268,175
Salaries and payroll charges	70,235	-	-	-	70,235
Dividends payable	3,707	-	-	-	3,707
Related parties	1,125	3,079	-	-	4,204
Asset retirement and environmental obligations	47,937	76,583	60,598	364,036	549,154
Use of public assets	1,457	3,180	3,585	28,226	36,448
	1,017,482	270,801	1,245,465	1,433,001	3,966,749

2023	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	232,941	181,147	1,591,705	173,436	2,179,229
Lease liabilities	29,227	49,480	16,845	14,306	109,858
Derivative financial instruments	10,343	108	42	-	10,493
Trade payables	451,603	-	-	-	451,603
Confirming payables	234,385	-	-	-	234,385
Salaries and payroll charges	68,165	-	-	-	68,165
Dividends payable	2,830	-	-	-	2,830
Related parties	1,062	2,873	-	-	3,935
Asset retirement and environmental obligations	33,591	85,675	95,302	358,333	572,901
Use of public assets	1,902	3,240	3,921	17,570	26,633
	1,066,049	322,523	1,707,815	563,645	3,660,032

(d) Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

To maintain or adjust the capital structure, the Company may adjust the dividends level paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Company monitors capital mainly using the leverage ratio, calculated as net debt to Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

	Note	2024	2023	2022
Loans and financings	24 (a)	1,762,633	1,725,566	1,669,259
Derivative financial instruments	16 (a)	(1,484)	2,600	2,575
Lease liabilities	23 (b)	95,899	77,405	27,205
Cash and cash equivalents	15	(620,537)	(457,259)	(497,826)
Financial investments		(19,693)	(11,058)	(18,062)
Net debt (i)		1,216,818	1,337,254	1,183,151

Net (loss) income for the year		(187,407)	(291,810)	76,988
Plus (less):
Depreciation and amortization	7	330,198	310,475	292,140
Share in the results of associates		(21,223)	(23,536)	(1,885)
Net financial results	10	369,460	167,058	134,811
Income tax expense (benefit)	11 (a)	115,556	(4,274)	150,983
Miscellaneous adjustments	2	107,496	248,128	110,168
Adjusted EBITDA (ii)		714,080	406,041	763,205

Leverage ratio (Net debt/Adjusted EBITDA)		1.70	3.29	1.55

(i) Net debt is defined as (a) loans and financings, plus lease liabilities, plus or minus (b) the fair value of derivative financial instruments, less (c) cash and cash equivalents, less (d) financial investments.

(ii) Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

35 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

13	Financial instruments

Accounting policy

Normal purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, if any, are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred substantially all the risks and rewards of ownership. Financial assets at fair value through profit or loss and at fair value through other comprehensive income are subsequently carried at fair value. Financial assets at amortized costs are subsequently measured using the effective interest rate method.

Equity instruments may be irrevocably elected on their initial recognition for their fair value changes to be presented in other comprehensive income instead of in the income statement. Since the objective of the Company’s equity instruments is to buy more participation in a project and not sell the investment, they have been classified as fair value through other comprehensive income.

Then, the Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

(i)	Amortized cost

Financial assets measured at amortized cost are assets held within a business model whose objective is to hold financial assets to collect contractual cash flows and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

Financial liabilities are measured at amortized cost, except for financial liabilities at fair value through profit or loss such as derivatives and some specific loans and financings.

(ii)	Fair value through profit or loss

Financial assets measured at fair value through profit or loss are assets which an entity manages with the objective of realizing cash flows through the sale of such assets and financial assets that do not give rise to cash flows that are SPPI on the principal amount outstanding.

Financial liabilities measured at fair value through profit or loss are liabilities which are not measured at amortized cost, such as derivatives and loans and financings where the fair value option is adopted to eliminate an accounting mismatch that would arise if amortized cost were used. For these loans and financings, the fair value variation related to the Company’s own credit risk is recorded in the OCI.

(iii)	Fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding. Investments in equity instruments are measured at fair value through other comprehensive income as mentioned before.

36 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					2024
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents	15	620,537	-	-	620,537
Financial investments		19,693	-	-	19,693
Other financial instruments	16 (a)	-	5,282	-	5,282
Trade accounts receivables (iii)	17	39,008	101,785	-	140,793
Investments in equity instruments	14 (c)	-	-	5,093	5,093
Related parties (i)	20 (a)	2	-	-	2
		679,240	107,067	5,093	791,400
Liabilities per balance sheet
Loans and financings	24 (a)	1,670,313	92,320	-	1,762,633
Lease liabilities	23 (b)	95,899	-	-	95,899
Other financial instruments	16 (a)	-	37,134	-	37,134
Trade payables	25	443,288	-	-	443,288
Confirming payables	26	268,175	-	-	268,175
Use of public assets (ii)		18,047	-	-	18,047
Related parties (ii)	20 (a)	4,204	-	-	4,204
		2,499,926	129,454	-	2,629,380

					2023
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents	15	457,259	-	-	457,259
Financial investments		11,058	-	-	11,058
Other financial instruments	16 (a)	-	7,893	-	7,893
Trade accounts receivables	17	53,328	88,582	-	141,910
Investments in equity instruments	14 (c)	-	-	5,649	5,649
Related parties (i)	20 (a)	3	-	-	3
		521,648	96,475	5,649	623,772
Liabilities per balance sheet
Loans and financings	24 (a)	1,634,163	91,403	-	1,725,566
Lease liabilities	23 (b)	77,405	-	-	77,405
Other financial instruments	16 (a)	-	46,122	-	46,122
Trade payables	25	451,603	-	-	451,603
Confirming payables	26	234,385	-	-	234,385
Use of public assets (ii)		22,733	-	-	22,733
Related parties (ii)	20 (a)	3,935	-	-	3,935
		2,424,224	137,525	-	2,561,749

(i) Classified as “Other assets” in the consolidated balance sheet.

(ii) Classified as “Other liabilities” in the consolidated balance sheet.

(iii) Fair value through profit or loss amounts, relates mainly to amounts included in a forfaiting program and sales that are subsequently adjusted to changes in LME prices.

14	Fair value estimates

Critical accounting estimates, assumptions and judgments

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses judgment to select among a variety of methods and makes estimates and assumptions that are mainly based on market conditions existing at the end of each reporting period.

Although management has used its best judgment in estimating the fair value of its financial instruments, any technique for making said estimates and assumptions involves some level of inherent fragility.

37 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Analysis

The main financial instruments and the estimates and assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivables and other current assets – considering their nature, terms and maturity, the carrying amounts approximate their fair value.
•	Financial liabilities – these instruments are subject to usual market interest rates. The fair value is based on the present value of expected future cash disbursements, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has chosen the fair value option.
•	Energy forward contracts - part of the fair value of these financial instruments, are estimated based on the published price quotations in the active markets, as far as the data is existent and accessible in the market. The other part is estimated based on the use of valuation techniques that consider: (i) prices established in purchase and sale operations; (ii) supply risk margin; and (iii) projected market price in the period of availability.
•	Other financial instruments – the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange – B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts – the present value of both the assets and liabilities are calculated through the discount of forecasted cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.
•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.
•	Option contracts – the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate.

(b)     Fair value by hierarchy

				2024
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	16 (a)	-	5,282	5,282
Trade accounts receivables		-	101,785	101,785
Investments in equity instruments (i)	14 (c)	5,093	-	5,093
		5,093	107,067	112,160
Liabilities
Other financial instruments	16 (a)	-	37,134	37,134
Loans and financings designated at fair value (ii)		-	92,320	92,320
		-	129,454	129,454

38 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

				2023
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	16 (a)	-	7,893	7,893
Trade accounts receivables		-	88,582	88,582
Investment in equity instruments (i)	14 (c)	5,649	-	5,649
		5,649	96,475	102,124
Liabilities
Other financial instruments	16 (a)	-	46,122	46,122
Loans and financings designated at fair value (ii)		-	91,403	91,403
		-	137,525	137,525

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

The Company discloses fair value measurements based on their level on the following fair value measurement hierarchy and there were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year:

Level 1:

When fair value is calculated with quoted prices (unadjusted) in active markets for identical assets and liabilities traded in active markets at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price.

Level 2:

When fair value is calculated with valuation techniques since the financial instruments are not traded in an active market and all the significant inputs required to identify the fair value of an instrument are observable. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments are used where available;
•	The fair values of interest rate swaps are calculated at the present value of the estimated future cash flow based on observable yield curves; and
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted to present value.

Other techniques, such as discounted cash flows analysis, are used to determine the fair value of the remaining financial instruments.

Level 3:

When fair value is calculated with inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). As of December 31, 2024, there were no financial assets and liabilities carried at fair value classified as Level 3.

(c)	Investments in equity instruments – Increase of equity interest in Tinka Resources

In 2021, the Company acquired 9.0% of the issued and outstanding common shares of Tinka Resources Limited (“Tinka”), an exploration and development company which holds 100% of the Ayawilca zinc-silver project in Peru. On May 31, 2022, the Company subscribed to an additional 40,792 thousand common shares in a private transaction at a price of approximately USD 0.17 (CAD 0.22) per share for a total consideration of USD 7,000 (CAD 8,974 thousand) and on December 17, 2024, the Company subscribed to an additional 9,859 thousand common shares in a private transaction at a price of approximately USD 0.07 (CAD 0.10) per share for a total consideration of USD 700 (CAD 986 thousand). Upon the closing of the Private purchase transactions, Nexa holds 19.86% (2023 -18.23%) or 81,202 thousand (2023- 71,343 thousand) of the issued and outstanding common shares of Tinka and 4,930 warrants entitling Nexa to acquire 4,930 thousand additional common shares of Tinka, representing 56.68% of the outstanding warrants Tinka issued of approximately total of 8,697 thousand warrants.

Similar to the original acquisitions made in 2022, this transaction has been accounted for as an investment in equity instruments at its acquisition cost and all are being subsequently measured at fair value through other comprehensive income.

39 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

15	Cash and cash equivalents

Accounting policy

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments (investments with an original maturity less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value. Bank overdrafts are shown within Loans and financings in current liabilities in the balance sheet.

(a)      Composition

	2024	2023
Cash and banks	424,258	352,814
Term deposits	196,279	104,445
	620,537	457,259

16	Other financial instruments

Accounting policy

Derivatives are initially recognized at fair value as at the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are only used for risk mitigation purposes and not as speculative investments. When derivatives do not meet the hedge accounting criteria, they are classified as held for trading and accounted for at fair value through profit or loss.

For derivatives that meet the hedge accounting criteria, the Company documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and accounted for as hedge accounting were, and will continue to be, highly effective in offsetting changes in the fair value or cash flow of hedged items.

(i)	Derivative financial instruments designated as cash flow hedge

Derivatives that are designated for hedge accounting recognition are qualified as cash flow hedges when they are related to a highly probable forecasted transaction. The effective portion of the changes in fair value is recognized in shareholders’ equity in Accumulated other comprehensive income and is subsequently reclassified to the income statement in the same period when the hedged expected cash flows affect the income statement.

The reclassification adjustment is recognized in the same income statement line item affected by the highly probable forecasted transaction, while gains or losses related to the non-effective portion are immediately recognized as “Other income and expenses, net”.

When a hedging instrument expires, is sold or no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains in shareholders’ equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was previously accounted in shareholders’ equity is immediately transferred to the income statement within “Other income and expenses, net”.

Currently, the Company classifies as cash flow hedge only some strategies related to mismatches of quotational periods.

40 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Derivative financial instruments designated as fair value hedge

Derivatives that are designated for hedge accounting recognition are qualified as fair value hedges when they are related to assets or liabilities already recognized in the consolidated balance sheet.

Changes in the fair values of derivatives that are designated and qualify as fair value hedges and changes in the fair value of the hedged item are recorded in the income statement in the same period.

Currently, the Company does not have any derivatives designated as fair value hedge.

(iii)	Derivatives financial instruments not designated as hedge accounting

Changes in the fair value of derivative financial instruments not designated as hedge accounting are recognized in the income statement in the line affected by the related transaction.

(iv)	Energy forward contracts

The Company through its energy subsidiaries is an energy self-producer and authorized to sell energy both in the free and regulated markets as Energy Traders. A portion of these transactions involve contracts for delivery of energy for internal use to meet production demands and are not therefore classified as financial instruments.

Another portion of these transactions consists of sales of energy not used in production process. These transactions take place in an active market and meet the definition of financial instruments, because they are settled in energy and readily convertible into cash. Such contracts are recorded as derivatives and are recognized in the Company's balance sheet at fair value on the date the derivative is entered and subsequently revalued at their fair values at the reporting date. The fair value recognition and realization of these financial instruments are recorded under “Other income and expenses, net”.

The fair values of these derivatives are estimated partly based on price quotes in active markets, as long as such market data exists, and partly through the use of valuation techniques, which consider: (i) prices established in the purchase and sale operations; (ii) the risk margin on the supply; and (iii) the projected market price during the period of availability. Whenever the fair value upon initial recognition for these contracts differs from the transaction price, a loss or gain on the fair value is recognized in the profit or loss for the year. The transactions carried out by the company Pollarix S.A. in the Free Contracting Environment (“ACL”) resulted in a gain from the sale of surplus energy, which was recognized at its fair value on the transaction date.

(v)	Offtake agreement

On January 25, 2022, the Company signed an offtake agreement with an international offtaker (the “Offtaker”) a subsidiary of a BBB rated company, in which it agreed to sell 100% of the copper concentrate to be produced by Aripuanã for a 5-year period up to a total of 30,810 tons, at the lower of current spot market prices or a price cap. in July 2023, the contract was amended, including provisions for additional deliveries and time extension until Nexa fulfills the delivery of the originally agreed-upon volumes. The transaction price is the lower of current market prices or a price cap, from the most updated schedule of copper concentrates deliveries. The Company began deliveries of copper concentrates in June 2023.

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuanã project mining rights from the Offtaker. The amount of USD 46,100, representing the fair value of the agreement at its inception date, was recognized as an intangible asset and is being amortized over the life of the mine according to the Units of Production (“UoP”) method.

41 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated loss of USD 3,347 as of December 31, 2024 (gain as of December 31, 2023: USD 2,268), as disclosed in Note 9.

(a)	Composition
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL (i)	2024
Current assets	5,279	-	-	5,279
Non-current assets	3	-	-	3
Current liabilities	(3,600)	(2,352)	(2,571)	(8,523)
Non-current liabilities	(198)	(17,314)	(11,099)	(28,611)
Other financial instruments, net	1,484	(19,666)	(13,670)	(31,852)

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	2023
Current assets	7,801	-	-	7,801
Non-current assets	92	-	-	92
Current liabilities	(10,343)	(2,091)	(6,643)	(19,077)
Non-current liabilities	(150)	(17,474)	(9,421)	(27,045)
Other financial instruments, net	(2,600)	(19,565)	(16,064)	(38,229)

(i) On December 31, 2024, due to the current scenario of high energy supply in Brazil, the Company has a projected energy surplus on forward contracts with some suppliers. Consequently, the Company recognized the fair value arising from the mark-to-market of current purchase until 2026, which resulted in an income in the amount of USD 81. This amount was accounted for as an income within “Other income and expenses, net” (Note 9) and will vary according to the market’s energy prices.

(b)	Derivative financial instruments: Fair value by strategy
			2024		2023
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	232,717	1,449	209,951	(3,175)
			1,449		(3,175)
Sales of zinc at a fixed price
Zinc forward	ton	2,584	203	7,233	1,026
			203		1,026
Interest rate risk
IPCA vs. CDI	BRL	100,000	(168)	100,000	(451)
			(168)		(451)

			1,484		(2,600)
(c)	Derivative financial instruments: Changes in fair value – At the end of each year
Strategy	Cost of sales	Net revenues	Other income and expenses, net – Note 9	Net financial results – Note 10	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	(33,063)	27,514	746	-	(872)	10,299
Sales of zinc at a fixed price	-	3,626	-	-	-	(4,449)
Interest rate risk – IPCA vs. CDI	-	-	-	135	-	148
Interest rate risk – EUR vs. CDI	-	-	-	1,236	-	(1,236)
2024	(33,063)	31,140	746	1,371	(872)	4,762
2023	14,988	(483)	(1,385)	(606)	732	13,271

42 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(d)	Energy forward contracts
			Notional	Notional
	2024	2023	2024	2023
Balance at the beginning of the year	(16,064)	-	-	-
Changes in fair value	81	(15,663)	-	-
Foreign exchanges effects	2,313	(401)	-	-
Energy forward contracts (Megawatts)	-	-	747,498	688,877
Balance at the end of the year	(13,670)	(16,064)	747,498	688,877
(e)	Offtake agreement measured at FVTPL: Changes in fair value
			Notional	Notional
	2024	2023	2024	2023
Balance at the beginning of the year	(19,565)	(21,833)	27,562	30,810
Changes in fair value – note 9	(3,347)	2,268	-	-
Deliveries of copper concentrates	-	-	(5,274)	(3,248)
Price cap realized (i)	3,246	-	-	-
Balance at the end of the year	(19,666)	(19,565)	22,288	27,562

(i) During 2024, there were sales with the copper price higher than the price cap, therefore resulting in the reduction of the financial instrument liability for these sales, and the recognition of revenue at fair values.

17	Trade accounts receivables

Accounting policy

Trade accounts receivables are amounts due from customers for goods sold or services provided in the ordinary course of the Company’s business.

Trade accounts receivables are recognized initially at fair value and subsequently measured at:

(i) Fair value through profit or loss when they are related to the Company’s accounts receivables portfolio outstanding at the balance sheet date that is designated at inception to be included in a forfaiting program whereby the Company, at its discretion, can discount certain outstanding trade accounts receivables and receive payments in advance. The program is used to meet short-term liquidity needs. Trade accounts receivables within this program are derecognized since all risks and rewards, control of the assets and contractual rights to receive the assets cash flows are transferred to the counterparty.

(ii) Fair value through profit or loss when they are related to sales that are subsequently adjusted to changes in LME prices, which are recorded in net revenues. These accounts receivable do not meet the SPPI criteria because there is a component of commodity price risk that modifies the cash flows that otherwise would be required by the sales contract.

(iii) Amortized cost using the effective interest rate method, less impairment, when the receivables do not meet the aforementioned classifications.

Credit risk can arise from non-performance by counterparties of their contractual obligations to the Company. To ensure an effective credit risk evaluation, management applies procedures related to the application for credit granting and approvals, renewal of credit limits, continuous monitoring of credit exposure in relation to established limits and events that trigger requirements for secured payment terms. As part of the Company’s process, the credit exposures with all counterparties are regularly monitored and assessed.

The Company applies the IFRS 9 simplified approach to measure the impairment losses for trade accounts receivables. This approach requires the use of the lifetime expected credit losses on its trade accounts receivables measured at amortized cost. To calculate the lifetime expected credit losses the Company uses a provision matrix and forward-looking information. The additions to impairment of trade accounts receivables are included in selling expenses. Trade accounts receivables are generally written off when there is no expectation of recovering additional cash.

43 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition
	2024	2023
Trade accounts receivables	145,409	147,619
Related parties - note 20	885	852
Impairment of trade accounts receivables	(5,501)	(6,561)
	14140,14140,140,793	141,910

(b)	Changes in impairment of trade accounts receivables
	2024	2023
Balance at the beginning of the year	(6,561)	(4,326)
Additions	(11,754)	(4,101)
Reversals	12,084	2,023
Foreign exchange gains (losses)	730	(157)
Balance at the end of the year	(5,501)	(6,561)

(c)	Analysis by currency
	2024	2023
USD	121,240	122,025
BRL	19,540	19,435
Other	13	450
	140,793	141,910

(d)	Aging of trade accounts receivables
	2024	2023
Current	129,918	125,625
Up to 3 months past due	12,693	18,529
From 3 to 6 months past due	568	1,405
Over 6 months past due	3,115	2,912
	146,294	148,471
Impairment of trade accounts receivables	(5,501)	(6,561)
	140,793	141,910

18	Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). The normal operating capacity is supported by the historical annual production. The idle capacity cost is calculated considering the reduction in the level of production due to unusual events and the level of production not achieved in the ramp-up period. Variable production overhead costs are included in inventory costs based on the actual production level. Imports in transit are stated at the accumulated cost of each import. At the end of the reporting period, the net realizable value of inventories is assessed and a provision for non-realizable, losses on obsolete or slow-moving inventory may be recognized.

The provision for net realizable value is estimated considering the current selling price in the ordinary course of business, less any additional selling expenses. The write-downs and reversals are recognized within Cost of sales.

A provision for obsolete inventory, finished products, semi-finished products, raw materials and auxiliary materials is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification and is recognized as “Other income and expenses”.

Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined based on 20% of the carrying amount for each six-month period without use or sale and is recognized as “Other income and expenses”.

44 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition
	2024	2023
Finished products	126,916	97,396
Semi-finished products	94,980	90,220
Raw materials	37,857	69,439
Auxiliary materials and consumables	105,160	121,126
Inventory provisions	(39,717)	(38,510)
	325,196	339,671

(b)	Changes in the provision of the year
	2024	2023
Balance at the beginning of the year	(38,510)	(95,602)
Additions	(30,258)	(28,428)
Reversals	21,663	89,200
Foreign exchange gains (losses)	5,445	(3,680)
Divestments – note 1 (a)	1,943	-
Balance at the end of the year	(39,717)	(38,510)

19	Other assets and other liabilities
(a)	Other assets
	2024	2023
Other recoverable taxes (i)	103,261	128,738
Advances to third parties	7,575	7,452
Prepaid expenses	7,945	9,427
Judicial deposits and other tax claim payments (ii)	78,568	35,094
Receivables from mining contractors	-	14,722
Other assets	26,572	21,115
	223,921	216,548
Current assets	88,195	86,934
Non-current assets	135,726	129,614

(i) Other recoverable taxes are composed mainly of tax credits related to ICMS (Tax on Circulation of Goods and Services), primarily generated from purchases. Additionally, there are PIS (Social Integration Program) and COFINS (Contribution to Social Security Financing) credits, essentially arising from the acquisition of fixed assets.

(ii) This amount is mainly comprised of USD 60,134 related to (i) Judicial deposits related to withholding taxes and other payments, and (ii) income tax claim payments both related to legal processes and discussions, which the Company has not provisioned, but that the Company need to pay to continue discussing in judicial or administrative levels.

(b)	Other liabilities
	2024	2023
Advances from customers (i)	76,395	24,798
Use of public assets	18,047	22,733
Other trade payables	20,921	24,790
Other liabilities	33,319	51,623
	148,682	123,944
Current liabilities	82,662	31,186
Non-current liabilities	66,020	92,758

(i) On December 12, 2024, the Company signed a commercial advance agreement with a customer, in which it agreed to sell concentrates produced by El Porvenir for twelve months and received an advance payment of USD50,000. The advance payment was recorded as “Other Liabilities” and the corresponding revenues will be recognized upon delivery of the concentrate when performance obligations are met.

20	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

45 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Balances
	Cash and cash equivalents		Trade accounts receivables		Related Parties’ assets		Trade payables and leases		Dividends payable		Related parties’ liabilities
Assets and liabilities	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Parent
Votorantim S.A.	-	-	-	-	2	3	101	1,985	-	-	3,658	2,522

Related parties
Auren Comercializadora de Energia Ltda.	-	-	-	-	-	-	907	-	-	-	-	-
Campos Novos Energia S.A.	-	-	-	-	-	-	7,104	14,835	-	-	-	-
Companhia Brasileira de Alumínio	-	-	299	193	-	-	70	-	-	-	7	-
Group Andrade Gutierrez	-	-	-	-	-	-	-	10,908	-	-	-	-
Scotiabank Peru S.A.A.	42,422	6,744	-	-	-	-	5,404	2,202	-	-	-	-
Votorantim Cimentos S.A.	-	-	586	653	-	-	412	137	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	-	-	-	-	-	-	420	891
Other	-	-	-	6	-	-	22	127	3,707	2,830	119	522
	42,422	6,744	885	852	2	3	14,020	30,194	3,707	2,830	4,204	3,935
Current	42,422	6,744	885	852	-	-	10,994	28,747	3,707	2,830	-	-
Non-current			-	-	2	3	3,026	1,447	-	-	4,204	3,935
	42,422	6,744	885	852	2	3	14,020	30,194	3,707	2,830	4,204	3,935

(b)	Transactions
	Sales			Purchases and financial expenses
Profit and loss	2024	2023	2022	2024	2023	2022
Parent
Votorantim S.A.	-	-	-	8,908	7,484	4,704

Related parties
Auren Comercializadora de Energia Ltda.	1,140	744	744	6,384	7,971	4,974
Campos Novos Energia S.A.	-	-	-	51,973	61,545	4,954
Companhia Brasileira de Alumínio	640	161	9,708	-	210	3,787
Group Andrade Gutierrez (i)	-	-	-	19,832	73,757	38,907
Scotiabank Peru S.A.A. (ii)	-	-	-	282	17	41
Votorantim Cimentos S.A.	-	-	-	-	1,050	1,494
Votorantim International CSC S.A.C	-	-	-	-	5,122	5,049
Other	-	-	-	1,061	436	1,157
	1,780	905	10,452	88,440	157,592	65,067

46 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(i) As part of the execution of the Aripuanã project, in June 2019 the Company entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of the Company board of directors’ member close family members may have significant influence at its holding level. Additionally, in June 2020, NEXA entered into one additional agreement with Consórcio Construtor Nova Aripuanã (a consortium of the Andrade Gutierrez group of companies) in connection with construction and operational services for the Aripuanã project. In mid-2024, the board member related to this entity terminated its contract with Nexa, so Andrade Gutierrez ceased to be a related party.

(ii) Related to interest expenses on lease contracts with Scotiabank Peru S.A.A., for which one of the Company’s board of directors’ member is an independent chairman and may have significant influence.

(c)	Key management compensation

Key management includes the members of the Company's global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2024	2023
Short-term benefits	7,713	7,276
Other long-term benefits	116	77
	7,829	7,353

Short-term benefits include fixed compensation, payroll charges and short-term benefits under the Company’s variable compensation program. Other long-term benefits relate to the variable compensation program.

21	Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at their historical cost of acquisition or construction less accumulated depreciation and any recognized impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition and construction of the assets. The mining projects development costs that are registered within Property, plant and equipment include (i) direct and indirect costs attributed to building the mining facilities; (ii) financial charges incurred during the construction period; (iii) depreciation of other fixed assets used during construction; and (iv) estimated decommissioning and site restoration expenses.

Subsequent costs are included in the asset’s carrying amount, or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and they can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

Replacement costs are included in the carrying amount of the asset when it is probable that the Company will realize future economic benefits in excess of the benefits expected from the asset in its current condition. Replacement costs are depreciated over the remaining useful life of the related asset.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their costs to their residual values over their estimated useful lives.

The assets' residual values and useful lives are reviewed annually and adjusted if appropriate.

An asset's carrying amount is reduced to its recoverable amount when it is greater than the estimated recoverable amount, in accordance with the criteria adopted by the Company to determine the recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other income and expenses, net” in the income statement.

47 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Loans and financings costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably.

Stripping costs

In its surface mining operations, the Company must remove overburden and other waste to gain access to mineral ore deposits. The removal process is referred to as stripping. During the development of a mine, before production commences, when the stripping activity improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, a stripping activity asset is capitalized as part of the investment in the construction of the mine and is accounted for as part of Property, plant and equipment within assets and projects under construction. Subsequently, when the operation starts, the stripping costs are transferred to “Dams and Buildings” and are depreciated by a linear calculation considering the asset’s useful life.

Stripping costs incurred during the production phase of operations are treated as production costs and are part of the inventory cost.

Mining Projects

The Company starts to capitalize a project’s mineral exploration and evaluation costs at the beginning of its feasibility study phase, following completion of a pre-feasibility study in which probability of economic feasibility has been established and where there is sufficient geologic and economic certainty of converting mineral resources into proven and probable mineral reserves at a development stage (construction or execution phase) or production stage based on various factors including the known geology, metallurgy and life-of-mine (“LOM”) plans.

Capitalized costs incurred during a project’s mineral exploration and evaluation stages are classified within Mining projects, under Property, plant and equipment until the project starts its development stage and are only depreciated by the UoP method once the development stage finishes and the project’s operation starts.

Costs incurred during a project’s development stage are also capitalized under Property, plant, and equipment but within Assets and projects under construction. In this way, the capitalized mineral exploration and evaluation costs will remain within Mining projects and will only be depreciated by the UoP method once the development stage finishes and the project´s operation starts.

Once the development stage is finished and the project’s operation starts, the capitalized development costs are reclassified to the appropriate group of assets considering their nature and are depreciated on a linear calculation based on the assets’ useful life.

Based on the above, once a project begins operation, there will be depreciation coming from the project’s capitalized mineral exploration and evaluation costs within the Mining projects account and based on the UoP method and from the project’s capitalized development costs within the corresponding group of assets based on their useful life.

The carrying value of the capitalized mineral exploration and evaluation costs, which remain within Mining projects, and the capitalized development costs, which are within Assets and projects under construction, of the projects are assessed for impairment at least annually or whenever evidence indicates that the assets may be impaired in accordance with IFRS 6 and IAS 36. If the Company decides at any moment to discontinue the project, this could be an impairment indicator that will be assessed under the impairment test. For purposes of this impairment assessment, the projects are allocated to cash generating units (“CGUs”) when applicable. The annual impairment test is disclosed in note 31.

48 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Refer to note 8 for the Company’s accounting policy related to expensed mineral exploration and project evaluation costs for mining projects.

Costs to acquire exploration legal mining rights are included as Intangible within Rights to use natural resources as explained in note 23.

Asset retirement obligations

An asset retirement obligation is an obligation related to the permanent removal from service of a tangible long-lived asset that results from the acquisition, construction or development, or the normal operations of a tangible long-lived asset. At the initial recognition of an asset retirement obligation and at the periodical revisions of the expected disbursements and the discount rate, the changes in the liability are charged to Property, plant and equipment.

The capitalized amount recognized in Property, plant and equipment is depreciated based on the UoP method. Any reduction in the provision that exceeds the carrying amount of the asset, is immediately recognized in the income statement as “Other income and expenses, net.”

Impairment

Refer to note 31 for the Company’s accounting policy related to impairment of Property, plant and equipment.

49 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year
							2024
	Lands, dams and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total
Balance at the beginning of the year
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)
Balance at the beginning of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Additions	-	667	276,839	45,891	-	85	323,482
Disposals and write-offs	(23)	(3,408)	(8,984)	-	(4,111)	(53)	(16,579)
Depreciation	(104,929)	(113,679)	-	(5,221)	(834)	(1,201)	(225,864)
Impairment (loss) reversal of long-lived assets - note 31	12,147	964	(7,149)	1,495	(50,197)	336	(42,404)
Divestments – note 1 (a)	(2,990)	(4,265)	(290)	(1,377)	(4,150)	(381)	(13,453)
Foreign exchange effects	(163,559)	(133,501)	(34,196)	(16,857)	(2,946)	(4,369)	(355,428)
Remeasurement	-	-	-	(9,947)	-	-	(9,947)
Transfers	243,150	112,594	(357,948)	-	30	1,261	(913)
Balance at the end of the year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Cost	1,673,095	2,515,318	381,216	204,903	208,627	34,978	5,018,137
Accumulated depreciation and impairment	(774,933)	(1,807,526)	(67,504)	(110,558)	(149,075)	(11,033)	(2,920,629)
Balance at the end of the year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Average annual depreciation rates %	4	9	-	UoP	UoP

							2023
	Lands, dams and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects (i)	Other	Total
Balance at the beginning of the year
Cost	1,512,360	2,636,582	521,191	200,665	221,077	44,094	5,135,969
Accumulated depreciation and impairment	(671,028)	(1,870,591)	(65,386)	(125,118)	(92,652)	(15,919)	(2,840,694)
Net balance at the beginning of the year	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275
Additions	113	953	309,039	318	-	45	310,468
Disposals and write-offs	-	(212)	(3,834)	-	-	(43)	(4,089)
Depreciation	(90,258)	(121,004)	-	(5,165)	(1,372)	(1,212)	(219,011)
Impairment loss of long-lived assets - note 31	(16,857)	(27,748)	(10,890)	(6,691)	(7,257)	(2,513)	(71,956)
Foreign exchange effects	47,840	43,495	18,088	4,698	1,502	1,455	117,078
Remeasurement	-	-	-	11,654	-	-	11,654
Transfers	132,196	186,945	(322,768)	-	462	2,360	(805)
Balance at the end of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)
Balance at the end of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Average annual depreciation rates %	4	9	-	UoP	UoP

(i) Only the amounts of the operating unit Atacocha are being depreciated under the UoP method.

50 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

22	Intangible assets

Accounting policy

Goodwill

Goodwill arising from business combinations is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net assets acquired. Goodwill is not amortized but is tested for impairment annually and whenever circumstances indicate that the carrying amount may not be recovered. Refer to note 31 for the Company’s impairment accounting policy and critical estimates and assumptions and judgments.

Rights to use natural resources

The significant costs incurred for the acquisition of legal rights to explore mining concessions and develop mineral properties are capitalized and are amortized as production costs when the associated projects start their commercial operation using the UoP method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations. The costs for the acquisition of legal rights attributed to mining projects are not depreciated until the project becomes operational and production activities start.

The costs incurred are impaired if the Company determines that the projects and their mineral rights associated have no future economic value. For purposes of impairment assessment, rights to use natural resources are allocated to CGUs. Refer to note 31 for the Company’s impairment accounting policy.

Critical accounting estimates, assumptions and judgments - Quantification of mineral reserves and resources for useful life calculation

The Company classifies proven and probable reserves, and measured, indicated and inferred resources based on the definitions of the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

The useful life determination applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be derived by the Company and is based on the estimated life of mine (“LOM”). Any changes to the LOM, based on new information regarding estimates of mineral reserves and mineral resources and mining plan, may affect prospectively the LOM and amortization rates.

The estimation process of mineral reserves and mineral resources is based on a technical evaluation, which includes geological, geophysics, engineering, environmental, legal and economic estimates and may have relevant impact on the economic viability of the mineral reserves and mineral resources. These estimates are reviewed periodically, and any changes are reflected in the expected LOM. Management is confident based on testing, continuity of the ore bodies and conversion experience that a part of the inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, and such inferred resources may also be classified as proven and probable mineral reserves. Where the Company can demonstrate the expected economic recovery with a high level of confidence, inferred resources are included in the amortization calculation.

However, the future conversion of inferred resources is inherently uncertain and involves estimates, assumptions and judgments that could have a material impact on the Company’s results of operations.

51 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year
				2024
	Goodwill (i)	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	630,787	1,859,147	53,865	2,543,799
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)
Balance at the beginning of the year	307,112	579,551	22,616	909,279
Additions	-	-	5,748	5,748
Disposals and write-offs	-	(226)	(116)	(342)
Amortization	-	(65,710)	(2,435)	(68,145)
Impairment reversal of long-lived assets – note 31	-	9,534	-	9,534
Foreign exchange effects	(1,715)	(15,433)	(5,152)	(22,300)
Transfers	-	(225)	1,138	913
Balance at the end of the year	305,397	507,491	21,799	834,687
Cost	316,087	1,810,609	49,896	2,176,592
Accumulated amortization and impairment	(10,690)	(1,303,118)	(28,097)	(1,341,905)
Balance at the end of the year	305,397	507,491	21,799	834,687

Average annual depreciation rates %	-	UoP	5

				2023
	Goodwill (i)	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	611,909	1,855,014	65,246	2,532,169
Accumulated amortization and impairment	(267,342)	(1,207,596)	(40,304)	(1,515,242)
Balance at the beginning of the year	344,567	647,418	24,942	1,016,927
Additions	-	-	3,087	3,087
Amortization	-	(71,488)	(3,041)	(74,529)
Impairment (loss) reversal of long-lived assets – note 31	(42,660)	-	(27)	(42,687)
Foreign exchange effects	346	3,489	1,727	5,562
Transfers	4,859	132	(4,072)	919
Balance at the end of the year	307,112	579,551	22,616	909,279
Cost	630,787	1,859,147	53,865	2,543,799
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)
Balance at the end of the year	307,112	579,551	22,616	909,279

Average annual depreciation rates %	-	UoP	5

(i) As of December 31, 2024, the Company’s recognized goodwill balances were as follows: USD 95,087 (2023 - USD 95,717) allocated to Cajamarquilla CGU, USD 3,887 (2023 - USD 4,972) allocated to Juiz de Fora, and USD 206,423 (2023 - USD 206,423) allocated to the Mining Peru group of CGUs. In 2024, the recoverability of goodwill was tested, as explained in note 31.

23	Right-of-use assets and lease liabilities

Accounting policy

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Lease terms are negotiated on an individual asset basis and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company accounts for non-lease components such as service costs separately, whenever applicable. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that we will exercise that option, the financial effect is included in the contract’s measurement.

Payments associated with short-term leases, and all leases of low-value assets, are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

52 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. On December 31, 2024, incremental borrowing rate were between 7.90 to 13.65% for Brazil; 2.85% to 9.53% for Peru and 5.00% for Luxembourg.

Lease contracts are recognized as a liability with a corresponding right-of-use asset at the date at which the leased asset is available for use by the Company. The right-of-use asset also includes any lease payments made, and it is amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis. Amortization expenses are classified either in “Cost of sales” or “Administrative expenses” based on the designation of the related assets.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(c)	Right-of-use assets - Changes in the year
					2024	2023
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the year
Cost	16,327	75,632	1,064	18,539	111,562	55,608
Accumulated amortization	(3,969)	(23,832)	(697)	(8,246)	(36,744)	(28,610)
Balance at the beginning of the year	12,358	51,800	367	10,293	74,818	26,998
New contracts (*)	16,500	43,569	293	4,593	64,955	68,428
Disposals and write-offs	(1,792)	-	-	(3,556)	(5,348)	(7,374)
Amortization	(3,306)	(28,001)	(263)	(4,619)	(36,189)	(16,935)
Remeasurement	(388)	532	-	-	144	1,105
Foreign exchange effects	(1,867)	(9,341)	(51)	(1,856)	(13,115)	2,710
Transfers	-	-	-	-	-	(114)
Balance at the end of the year	21.505	58,559	346	4,855	85,265	74,818
Cost	24,592	119,566	910	12,640	157,708	111,562
Accumulated amortization	(3,087)	(61,007)	(564)	(7,785)	(72,443)	(36,744)
Balance at the end of the year	21,505	58,559	346	4,855	85,265	74,818

Average annual amortization rates %	31	34	33	34

(i) During the fourth quarter of 2024, the Company identified certain lease contracts from previous years in its Peruvian subsidiaries that were not initially recognized in accordance with IFRS 16. The Company’s management performed quantitative and qualitative analysis and concluded that the misstatement is immaterial to the current year of 2024 and to the previously issued financial statements as of and for the years ended December 31, 2023, and 2022. Therefore, the effects of these contracts in the current year were recorded as an out-of-period adjustment. As of December 31, 2024, the Company recognized USD 21,664 as “Right of use” assets, USD 25,174 as “Lease liabilities” and USD 3,510 as expense in “Profit and Loss”. If the Company had recorded these amounts in 2023, these would have been USD 32,871, USD 36,597 and USD 3,726, respectively.

53 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(b)	Lease liabilities - Changes in the year
	2024	2023
Balance at the beginning of the year	77,405	27,205
New contracts	64,955	68,428
Disposals and write-offs	(4,853)	(6,790)
Payments of lease liabilities	(32,056)	(15,170)
Interest paid on lease liabilities	(11,645)	(6,086)
Remeasurement	144	1,105
Accrued interest – note 10	13,517	6,132
Foreign exchange effects	(11,568)	2,581
Balance at the end of the year	95,899	77,405
Current liabilities	32,747	21,678
Non-current liabilities	63,152	55,727

24	Loans and financings

Accounting policy

Loans and financings are initially recognized at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost, unless they are designated as fair value option, if necessary to eliminate the accounting mismatch that would arise if amortized cost were used. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement as interest expense over the period of the loans using the effective interest rate method, except for the loans measured at fair value.

Loans and financings are classified as current liabilities unless the Company has the unconditional right to defer repayment of the liability for at least 12 months after the reporting period.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs.

To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

(a)	Composition
					Total		Fair value
				2024	2023	2024	2023
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.43%	20,399	1,210,730	1,231,129	1,212,554	1,247,522	1,207,918
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.84%	23,072	154,325	177,397	208,947	156,565	187,796
Export credit notes	SOFR TERM + 2.50% SOFR + 2.40%	2,385	181,750	184,135	237,862	184,737	237,791
Debentures	CDI+ 1.50%	3,040	104,270	107,310	-	105,012	-
Other		1,987	60,675	62,662	66,203	58,779	64,497
		50,883	1,711,750	1,762,633	1,725,566	1,752,615	1,698,002
Current portion of long-term loans and financings (principal)		20,811
Interest on loans and financings		30,072
(b)	Loans and financing transactions during the year ended on December 31, 2024

In March 2024, Nexa Recursos Minerais (Nexa BR) entered into a Note agreement in the total principal amount of EUR 27,917 thousand (approximately USD 30,244) at an annual gross interest rate of 5.6% p.a., maturing in June 2024. Additionally, a global derivative contract was established to swap the currency fluctuation of the euro to hedge this loan operation, with a notional value of EUR 27,917, maturing on June 3, 2024, and a coverage percentage of 100% at a cost of CDI (Interbank Certificate of Deposit) + 0.90%. Both contracts were classified as fair value through profit or loss. On June 3, 2024, the Note Agreement was settled in cash, with a total payment of USD 30,683 (EUR 28,234), comprised of USD 30,244 of principal and USD 360 of interest expenses, including USD 79 of exchange variation.

54 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

On April 2, 2024, Nexa BR concluded a debenture issuance in the amount of BRL 650,000 (approximately USD 130,099), with an annual interest rate of CDI plus 1.50% p.a., for a 6-year term with semi-annual payments. The debenture was issued under the "Private Instrument of Indenture of the 1st (First) Issuance of Simple Debentures” and submitted for registration with the Brazilian Securities Commission ("CVM") under the automatic distribution registration procedure, pursuant to CVM Resolution 160. The Debenture is characterized as “ESG-linked debentures”, as the Company will have an option of redemption or amortization premium in case it meets certain agreed upon ESG goals.

Early redemption of the full notes or anticipated amortization options will be available from April 1, 2026, subject to an annually decreasing payment of a premium. This premium could be reduced if Nexa meets the annual 2025-2028 greenhouse gas emission reduction targets outlined in Nexa’s ESG goals framework.

On April 9, 2024, the Company concluded a bond offering in the amount of USD 600,000, for a period of 10 years, at an interest rate of 6.75% per year, and used the proceeds to repurchase part of its 2027 and 2028 notes in a concurrent tender offer.

On June 12, 2024, Nexa BR drew from BNDES (Brazilian national bank for economic and social development) an ESG credit line linked to the continuous improvement of the Company's environmental and social indicators, in the amount of BRL 200,000 (approximately USD 40,030), maturing in March 2032. The amortization will occur in 72 consecutive installments after a 2-year grace period provided in the contract, at an annual cost of IPCA plus 5.41% p.a., and a spread rate of 1.84%. After the 2-year grace period, the spread rate of 1.84% can be reduced to 1.44% if ESG goals are met, otherwise, the rate is increased to 2.84%.

Bonds repurchase

On April 10, 2024, the Company repurchased USD 484,504 of its 2027 Notes, or 69.2% of the total outstanding principal amount. In connection with the 2027 tender, the Company paid USD 11,285 in accrued interest, with a total disbursement of USD 495,789. Additionally, related to this transaction, the Company amortized the proportional portion of debt issue costs in the amount of USD 2,605.

On April 15, 2024, concluding the Tender Offer, the Company repurchased a portion of its 2028 Notes, in the amount of USD 99,499, or 19.9% of the total outstanding principal amount. Along with this repurchase, the Company paid USD 1,563 in accrued interest and a premium of USD 1,989, totaling a disbursement of USD 103,051. Furthermore, on the transaction date, the Company also amortized the proportional portion of debt issue costs in the amount of USD 743.

By December 2024, Nexa had a total expense of USD 7,069 (Note 10) regarding bond repurchases (including USD 1,732 in agent fees). Following these transactions, the remaining outstanding principal amounts are USD 215,496 for the 2027 Notes and USD 400,501 for the 2028 Notes.

(c)	Changes in the year
	2024	2023
Balance at the beginning of the year	1,725,566	1,669,259
New loans and financings- note 24 (b)	799,439	56,408
Debt issue costs	(7,577)	(74)
Interest accrual	130,896	112,612
Amortization of debt issue costs	6,182	2,362
Changes in fair value of loans and financings - note 10	3,627	525
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	1,572	583
Debt modification gain - note 24 (g)	(3,142)	-
Payments of loans and financings	(681,475)	(27,087)
Foreign exchange effects	(84,387)	23,996
Interest paid on loans and financings	(128,068)	(113,018)
Balance at the end of the year	1,762,633	1,725,566

55 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(d)	Maturity profile
							2024
	2025	2026	2027	2028	2029	As from 2030	Total
Eurobonds – USD (i)	20,399	(2,609)	216,328	399,896	(541)	597,656	1,231,129
BNDES	23,072	23,642	16,714	16,714	12,142	85,113	177,397
Export credit notes	2,385	(398)	89,591	(419)	92,976	-	184,135
Debentures	3,040	(164)	(164)	(164)	(164)	104,926	107,310
Other	1,987	1,779	1,779	51,779	1,779	3,559	62,662
	50,883	22,250	324,248	467,806	106,192	791,254	1,762,633

(i) The negative balances refer to related funding costs (fee) amortization.

(e)	Analysis by currency
			2024	2023
	Current	Non-current	Total	Total
USD	22,954	1,442,480	1,465,434	1,446,225
BRL	27,929	269,270	297,199	279,341
	50,883	1,711,750	1,762,633	1,725,566

(f)	Analysis by index
			2024	2023
	Current	Non-current	Total	Total
Fixed rate	20,399	1,210,730	1,231,129	1,212,554
SOFR	2,557	231,750	234,307	233,671
TLP	12,000	146,052	158,052	174,000
CDI	3,040	104,270	107,310	54,385
TJLP	5,439	13,374	18,813	26,511
BNDES SELIC	7,448	5,574	13,022	24,445
	50,883	1,711,750	1,762,633	1,725,566

(g)	Export Credit Note rollover

In March 2024, the Company renegotiated a term loan with a principal amount of USD 90,000, maturing in October 2024, and with a cost based on the three-month term SOFR (“Secured Overnight Financing Rate”) plus 1.80% p.a. The renegotiated debt with the same counterparty has a maturity of February 2029 and a cost of three-month term SOFR plus 2.40% p.a. This transaction has been accounted for as debt modification, and a gain of USD 3,142 as disclosed in Note 9.

(h)	Guarantees and financial covenants

The Company has certain loans and financing agreements subject to certain financial covenants at a consolidated level, such as (i) leverage ratio and (ii) capitalization ratio, and (iii) debt service coverage ratio that are measured annually at the end of each reporting period. When applicable, these compliance obligations are standardized for all debt agreements.

In the event of non-compliance with any of the financial covenants, the Company has the possibility of remedying it by granting real guarantees, surety bonds, or presenting bank guarantees for the total outstanding balances, within a period ranging from 60 (sixty) to 120 (one hundred and twenty) days from the date of the filing of the consolidated financial statements or the date of the formal written communication issued by the bank, after bank has received the covenant performance report from the Company, depending on each contract. In case the Company fails to provide any of the remedial measures within the stipulated period, it may result in an event of early maturity of the loans. As a result, the Company may lose the right to defer the payments for more than 12 months and, consequently, may have to classify the loans as current.

As of December 31, 2024, the Company did not comply with one of the financial covenants included in the BNDES loan agreements, referring to the capitalization ratio, which is measured as Equity/Total Assets, and must be equal to or greater than 0.3. This non-compliance is primarily due to losses accumulated in the last three years, impairment losses, one-off events, and negative impacts resulting from the extended ramp-up phase of Aripuanã. The debt continues to be presented as non-current, as the Company obtained bank guarantees prior to December 31,2024. In addition, on February 19, 2025 (subsequent event), the Company obtained a waiver for this covenant comprising the period of December 31, 2024 to December 31, 2025.

56 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The Company remains committed to adopt measures to ensure compliance with all financial ratios and covenants in the up-coming periods, including the review of its capital structure, the implementation of initiatives to improve operational performance and the reduction of risk exposure.

Except for BNDES discussion above, no relevant changes to the contractual guarantees occurred in the year ending on December 31, 2024.

25	Trade Payables

Accounting policy

Trade payables represent liabilities for goods and services that were provided to the Company before the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. These amounts are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(a)	Composition
	2024	2023
Trade payables	434,672	423,611
Trade payable with related parties - note 20 (a)	8,616	27,992
	443,288	451,603

26	Confirming Payables

Accounting policy

The Company has contracts with some suppliers whose commercial payment varies between 90 and 180 days, which can be negotiated individually with the supplier and reach 210 days, without any additional guarantees, except for a specific supplier for which a letter of guarantee is provided. In these contracts, the supplier has the option to request a bank to advance the payment of their commercial invoice within 180 days, before the invoice matures. As a result of those contracts between the suppliers and the bank, the commercial terms agreed with the Company do not change. In accordance with the commercial agreement, the supplier communicates to the Company its interest in selling the invoice to the bank, and it is only the supplier who can decide to sell its invoice at any time during the commercial period. With this option, suppliers can improve their working capital position. The bank pays the supplier with an interest discount rate and the Company assumes part of the interest payment to the supplier. In certain cases, the supplier assumes the integral payment of interest. While the nature of the trade payable does not change, the Company believes that the separate presentation of these accounts within “Confirming payables” is relevant to the understanding of the Company's financial position.

Based on concepts of IFRS 9, the Company assesses whether the payment term extension arrangement substantially modifies the original liability based on qualitative and quantitative assessments. If the original liability has not been substantially modified, the original liability remains and is disclosed as “Confirming Payable”. If the original liability has been substantially modified, the Company derecognizes the original liability (confirming payables) and recognizes a new financial liability as “Other financial liabilities”. Any gain/loss is recognized in the “Income Statement”.

The Company concluded that for December 31, 2024, the transactions maintain their essence as “confirming payables” taking into consideration Nexa’s assessment policy.

Payments of the principal amounts and interest reimbursements are presented within the “operating activities group” in the Company's cash flow statement, in accordance with IAS 7, as the Company classifies the actual transactions as confirming payable.

57 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Carrying amount of financial liabilities
	2024	2023
Confirming Payables	268,175	234,385

As of December 31, 2024, financial institutions have paid the total amount of confirming payables to the suppliers.

(b)	Range of payments due dates
	2024	2023
	Days after invoice	Days after invoice
Liabilities that are part of confirming payables	60 - 210	60 - 210
Comparable trade payables that are not part of a confirming payables	30 - 120	30 - 120
(c)	Non-cash changes

There were no business combinations or material foreign exchange differences in either period.

27	Asset retirement, restoration and environmental obligations

Accounting policy

Provision for asset retirement obligations include costs for restoration and closure of the mining assets and is recognized due to the development or mineral production, based on the net present value of estimated closure costs. Other restoration obligations regarding the de-characterization of their structures includes estimated mandatory costs as required by the Brazilian Government. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work, which are recognized as a “Property, plant and equipment” for asset retirement obligations relating to operating mining assets or as “Other income and expenses, net” for non-operating structures and for de-characterization of environmental obligations and other restoration obligations include costs related to rehabilitation of areas damaged by the Company in its extractive actions (for example - soil contamination, water contamination, among others) or penalties. Therefore, it becomes an event that creates obligations when these environmental damages are detected by the Company, when a new law requires that the existing damage be rectified or when the Company publicly accepts any responsibility for the rectification, creating a constructive obligation. The costs to remedy an eventual unexpected contamination, which give rise to a probable loss and can be reliably estimated, must be recognized in “Other income and expenses, net” in income statement.

In addition, investments in infrastructure, machinery and equipment regarding operational improvements to avoid future environmental damage, are not provisioned, because it is expected that these assets will bring future economic benefits to the operating units, thus it is capitalized as Property, plant and equipment.

The liabilities are discounted to present value using a credit risk-adjusted rate that reflects current market assessments of the time value of the money and the specifics risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in the Net financial results. Difference in the settlement amount of the liability is recognized in the income statement.

Critical accounting estimates, assumptions and judgments

The initial recognition and the subsequent revisions of the asset retirement obligations, other restoration obligations, and environmental obligations consider critical future closure and repairing costs and several assumptions such as interest rates, inflation, useful lives of the assets and the estimated moment that the expenditure will be executed. These estimates are reviewed annually by the Company or when there is a relevant change in these assumptions.

58 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Cost estimates can vary in response to many factors of each site that include timing, expected LOM, changes to the relevant legal or government requirements and commitments with stakeholders, review of remediation and relinquishment options, emergence of new restoration techniques, stage of engineering evaluation maturity among others. Engineering projects for each liability are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimation of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

External experts support the cost estimation process where appropriate. These factors either isolated or consolidated could significantly affect the future income statement and balance sheet position.

(a)	Changes in the year
				2024	2023
	Asset retirement obligations	Environmental obligations	Other restoration obligations	Total	Total
Balance at the beginning of the year	253,533	54,265	7,121	314,919	266,319
Additions (ii)	54,968	1,407	-	56,375	13,979
Write-offs	-	(710)	-	(710)	-
Reversals	-	(1)	-	(1)	-
Payments	(13,552)	(4,233)	-	(17,785)	(12,383)
Divestments – note 1 (a)	(31,702)	(176)	-	(31,878)	-
Foreign exchange effects	(26,440)	(11,153)	(1,775)	(39,368)	11,917
Interest accrual - note 7	22,096	3,445	517	26,058	26,969
Remeasurement - discount rate (i) / (ii)	(18,495)	(10,685)	956	(28,224)	8,118
Balance at the end of the year	240,408	32,159	6,819	279,386	314,919
Current liabilities	40,555	3,935	3,071	47,561	33,718
Non-current liabilities	199,853	28,224	3,748	231,825	281,201

(i) As of December 31, 2024, the credit risk-adjusted rate used for Peru was between 3.39% and 12.29% (December 31, 2023: 10.86% and 12.52%) and for Brazil was between 4.02% and 8.51% (December 31, 2023: 6.94% and 11.11%).

(ii) The change in the year ended on December 31, 2024, was mainly due to an “out of period” adjustment of USD 13,416 in the asset retirement obligation related to old and non-operational structures in the Peruvian subsidiaries, which were not identified in previous years and therefore were not recognized by the Company. Additionally, there were changes in the time of expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their dams’ obligations, asset retirement and environmental obligations studies, along with an increase in the discount rates, as described above. As a result, as of December 31, 2024, the Company’s asset retirement obligations for operational assets increased by USD 35,944 (December 31, 2023: decrease of USD 11,972) as shown in note 21; and asset retirement and environmental obligations for non-operational assets gain in USD 13,750 (December 31, 2023: expense of USD 10,125) as shown in note 9.

28	Provisions

Accounting policy

Provisions for legal claims and judicial deposits

Provisions for legal claims are recognized when there is a combination of the following conditions: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable (more likely than not) that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. The provisions are periodically estimated, and the likelihood of losses is supported by the Company's legal counsel.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial Expenses.

59 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

When a claim is secured by a judicial deposit, the Company offsets the provision with the judicial deposit amount in the consolidated balance sheet. However, the Company also has judicial deposits for claims for which the likelihood of loss is possible or remote and for which no provision is recognized. In such cases, these amounts are recognized as outstanding judicial deposits in the Company’s assets.

Critical accounting estimates and assumptions – Provisions for legal claims

The Company is part of ongoing tax, labor, civil and environmental lawsuits which are pending at different court levels. The provisions for potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation and require a high level of judgment regarding the matters involved, supported by the positions of external legal advisors. Income tax claims are discussed at the current and deferred income tax section (note 11).

(a)      Changes in the year

					2024	2023
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	9,912	22,294	760	23,821	56,787	43,897
Additions	272	7,723	1,433	3,697	13,125	20,957
Reversals	(1,612)	(7,768)	-	(5,653)	(15,033)	(7,065)
Interest accrual	623	1,472	79	228	2,402	455
Payments	(15)	(2,727)	(20)	(1,564)	(4,326)	(6,966)
Foreign exchange effects	(1,993)	(4,190)	(70)	(1,474)	(7,727)	4,029
Other	(83)	605	(118)	-	404	1,480
Balance at the end of the year	7,104	17,409	2,064	19,055	45,632	56,787

(b)     Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2024			2023
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,118)	8,222	7,104	(1,372)	11,284	9,912
Labor	(985)	18,394	17,409	(1,810)	24,104	22,294
Civil	-	2,064	2,064	-	760	760
Environmental	-	19,055	19,055	-	23,821	23,821
Balance at the end of the year	(2,103)	47,735	45,632	(3,182)	59,969	56,787

As of December 31, 2024, the Company’s outstanding judicial deposits, that are not presented net of the provisions are USD 13,539 and are recorded as “Other Assets” in the balance sheet (December 31, 2023: USD 13,740).

(c)	Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s consolidated financial statements. The Company does not recognize a liability when it is not probable that an outflow of resources will be required or because the amount of the liability cannot be reliably calculated. These legal claims are summarized below:

	2024	2023
Tax (i)	110,165	133,038
Labor (ii)	24,530	48,274
Civil (iii)	17,821	12,823
Environmental (iv)	106,799	124,773
	259,315	318,908

60 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the SUNAT, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 41,723 (2023: USD 84,050).

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 10,676 (2023: USD 12,927).

Indirect taxes on sales

Relates to assessments issued by the Brazilian Internal Revenues Service concerning certain credits taken by the Company when calculating those indirect taxes on sales. The estimated financial effect of this contingent liability is USD 3,452 (2023: USD 4,272).

Value-added tax on sales

Relates to assessments issued by the tax authorities of the State of Minas Gerais concerning the following:

•	Incidence of value-added tax on sales of certain energy contracts. The estimated financial effect of this contingent liability is USD 15,410 (2023: USD 20,903).
•	The Company was challenged by the tax authorities regarding certain credits to the purchases of property, plant and equipment. The estimated financial effect of this contingent liability is USD 6,610 (2023: USD 8,052).

(ii)	Comments on contingent labor liabilities

Include several claims filed by former employees, third parties and labor unions and labor public attorney’s office mostly claiming the payment of indemnities related to dismissals, such as overtime, work at night hours, commuting hours, health hazard premiums and hazardous duty premiums, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses, work accidents and payment of social benefits. The individual amount of the claims is not material.

(iii)	Comments on contingent civil liabilities

The civil proceedings identified as potential contingent liabilities are related to indemnity lawsuits filed against the Company, alleging property damages, contractual breaches, personal injuries, consequential damages, loss of prospective earnings, and other general losses. The estimated financial effect of this contingent liability is USD 17,821 (2023: USD 12,823).

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities in Brazil were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River close to the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 93,634 (2023: USD 85,399).

29	Contractual obligations

Accounting policy

Contractual obligations consist of advance payments received by the Company under a silver streaming agreement, signed with a counterparty (the “Streamer”) and by which referential silver

61 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

contents found in the ore concentrates produced by the Company’s Cerro Lindo mining unit are sold to the Streamer.

Determining the accounting treatment of silver streaming transactions requires the exercise of high degree of judgment.

The Company assesses whether those advances obtained under this agreement should be recognized as contractual obligations (a sale of a non-financial item) or as a financial liability. For that purpose, the Company takes into consideration factors such as which party is exposed to the operational risk, the risk of access to the resources, the price risk, and assesses whether the transaction involves a sale of an own use asset for the counterparty. In those cases, in which the Company concludes that, in essence, the Streamer shares substantially the operational risks, the resource access and price risks, it delivers a non-financial item that qualifies as an “own use” item; any advance payment obtained is recognized as a contractual obligation in the framework of IFRS 15: Revenue from contracts with customers. Otherwise, the Company would recognize a financial liability in the framework of the provisions of IFRS 9: Financial instruments.

When a contractual obligation is recognized, the balance is initially recognized at the amount received, and it is subsequently recognized as revenue when the control of the respective assets is transferred, that is, upon the physical delivery of the nonfinancial item (silver certificate). Contractual obligations are recognized within non-current liabilities, except for the portion of silver certificates that are estimated to be delivered over the 12 months following the balance sheet date.

The advance payment obtained under the silver streaming transaction entered by the Company in 2016 is recognized as contractual obligation to the extent that the risk assessment conducted by management indicates the relevant risks are substantially shared with the Streamer and the qualifying conditions of a sale of an “own use” item are met.

The advance payment was recognized as a Contractual obligation and the corresponding revenues are recognized as the silver is delivered, which is the time that the contractual performance obligations are satisfied. The Company delivers the certificates as the silver contents of its concentrate sales are collected from its customers that buy ore concentrates.

The recognition of interest on contractual obligation is based on the opening balance of the year of the contractual obligations applying a market rate percent, representing the effect of passage of time over the length of the Metal Purchase Agreement.

Determination of the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in return for transferring the promised goods to its counterparty. The transaction price is allocated to each performance obligation based on the relative standalone selling prices. In the silver streaming transaction, the Company has variable considerations related to the production capacity of the mine linked to its LOM and to the LME. IFRS 15 requires that for contracts containing variable considerations, the transaction price be continually updated and re-allocated to the transferred goods. For this purpose, the contractual obligations require an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine or the expected metal prices. The change in the transaction price per unit results in a retroactive adjustment to revenues in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement or the expected metal prices. A corresponding retroactive adjustment is made to accretion expenses, reflecting the impact of the change in the contractual obligation balance.

Critical accounting estimates, assumptions and judgments

The recognition of revenues and of the contractual obligation related to the silver transaction require the use of critical accounting estimates and assumptions including, but not limited to: (i) allocation of revenues on relative prices; (ii) estimate prices for determining the upfront payment; (iii) discount rates used to measure the present value of future inflows and outflows; and (iv) estimates of LOM, reserves and mineral production.

62 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

In 2016, the Company entered a silver streaming arrangement for the anticipated sale of a portion of the silver contained in the ore concentrates produced by the Cerro Lindo mining unit, which consisted of i) an upfront payment of USD 250,000 and ii) additional payments at the date of each delivery of the ounces of payable silver equivalent to 10% of the spot price at the date of settlement. In addition, by this agreement, sales of silver certificates to Triple Flag are limited to a total of 19.5 million of the ounces that Nexa Peru sells to its customers. Once that limit is reached, sales under the streaming will be made for 25% of the silver content in the Nexa Peru’s sales of concentrate for a period equivalent to the life of said mining unit.

The changes in the contractual obligation are shown below:

	2024	2023
Balance at the beginning of the year	117,112	132,160
Revenues recognition upon ore delivery	(43,662)	(30,498)
Remeasurement adjustment (i)	21,084	10,121
Interest on contractual obligations - note 10	6,424	5,329
Balance at the end of year	100,958	117,112
Current	31,686	37,432
Non-current	69,272	79,680

(i) In September 2024, the Company recognized a remeasurement adjustment in its contractual obligations of silver streaming with a corresponding reduction in revenues for an amount of USD 21,084, respectively, and an increase in accretion for an amount of USD 5,153 (in 2023: reduction in revenues for an amount of USD 10,121 and an increase in accretion for an amount of USD 1,219), given the higher long-term prices and the updated mine plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices and changes in the LOM given an update in mine plans are variable considerations and the recognized revenue under the streaming agreement should be adjusted to reflect the updated variables.

30	Shareholders’ equity

Accounting policy

Common shares are classified in shareholders’ equity. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account. Each time the repayment of a share premium is decided, such repayment shall be done pro-rata to the existing shareholders.

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

Shares repurchased under buyback programs that are not cancelled, are reported as treasury shares and are deducted from shareholders’ equity. These shares are also deducted in the earnings per share calculation.

(a)	Capital

As of December 31, 2024, the outstanding capital of USD 132,438 (2023: USD 132,438) is comprised of 132,438 thousand subscribed and issued common shares (2023: 132,438 thousand), with par value of USD 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)     Treasury shares

On June 4, 2020, at NEXA’s Extraordinary General Meeting (“EGM”), the Company’s shareholders approved the cancellation of the 881,902 shares held in treasury, purchased based on a share buyback program in prior years. For this reason, after the cancellation that occurred on June 4, 2020, VSA holds 64.68% of NEXA’s equity.

63 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(c)	Share premium

The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of Directors.

(d)	Additional paid-in capital

Additional paid in capital arises from transactions recognized in equity that do not qualify as capital or share premium in accordance with Luxembourg Commercial Companies Act and, therefore, cannot be distributed to the shareholders of the Company.

(e)      Accumulated other comprehensive income

The changes in the accumulated other comprehensive income are as follows:

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial instruments	Total
At January 01, 2022	(337,340)	1,593	(10,948)	(346,695)
Translation adjustment on foreign subsidiaries	64,460	-	-	64,460
Cash flow hedge accounting, net of income tax	-	(331)	-	(331)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	343	343
Changes in fair value of investments in equity instruments	-	-	(3,608)	(3,608)
At December 31, 2022	(272,880)	1,262	(14,213)	(285,831)
Translation adjustment on foreign subsidiaries	81,413	-	-	81,413
Cash flow hedge accounting, net of income tax	-	(537)	-	(537)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(385)	(385)
Changes in fair value of investments in equity instruments	-	-	(1,466)	(1,466)
At December 31, 2023	(191,467)	725	(16,064)	(206,806)
Translation adjustment on foreign subsidiaries	(184,446)	-	-	(184,446)
Cash flow hedge accounting, net of income tax	-	109	-	109
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(1,037)	(1,037)
Changes in fair value of investments in equity instruments	-	-	(1,256)	(1,256)
At December 31, 2024	(375,913)	834	(18,357)	(393,436)
Attributable to NEXA's shareholders				(335,565)
Attributable to non-controlling interests				(57,871)

(f)	Earnings per share

Basic earnings per share are computed by dividing the net income attributable to NEXA’s shareholders by the average number of outstanding shares for the year. Diluted earnings per share is computed in a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be dilutive. The Company does not have any potentially dilutive shares and consequently the basic and diluted earnings per share are the same.

	2024	2023	2022
Net (loss) income for the year attributable to NEXA's shareholders	(205,030)	(291,968)	49,695
Weighted average number of outstanding shares – in thousands	132,439	132,439	132,439
Earnings (losses) per share - USD	(1.55)	(2.20)	0.38
(g)	Dividend distribution

On April 30, 2024, Pollarix's shareholders approved an additional dividend distribution to its shareholders for the 2023 fiscal year. Nexa BR will receive USD 3,018 (BRL 15,741 thousands) for its common shares, while the non-controlling interest, which holds preferred shares, will receive USD 11,654 (BRL 60,778 thousands). Pollarix has made a first payment on June 24, 2024, in the amount of USD 4,327 (BRL 22,567 thousands) and a second payment on September 27, 2024, in the amount of USD 6,891 (BRL 38,212 thousands). Both payments were made in cash to the non-controlling interest.

64 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

On December 16, 2024, Pollarix’s Board of Directors approved an early distribution of dividends to its shareholders for the 2024 fiscal year. Nexa BR will be entitled to receive USD 1,239 (BRL 7,239 thousands) for common shares and the non-controlling interest will be entitled to receive USD 4,784 (BRL 27,951 thousands) for preferred shares. On December 17, 2024, Pollarix made a partial cash payment of these dividends to non-controlling interest, in the amount of USD 3,398 (BRL 19,857 thousands).

On April 22, 2024, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2023 fiscal year, entitling the Company’s subsidiary Pollarix S.A. (“Pollarix”) to receive USD 23,319 (BRL 120,072 thousands). Pollarix received a first payment on May 24, 2024, in the amount of USD 9,683 (BRL 50,497 thousands), a second payment on August 22, 2024, in the amount of USD 6,475 (BRL 35,909 thousands), and a third payment on December 5, 2024, in the amount of USD 5,762 (BRL 33,665 thousands). All payments were made in cash from the outstanding amount of the dividend distribution.

On December 23, 2024, Enercan’s Board of Directors approved an early distribution of dividends to its shareholders for the 2024 fiscal year, entitling the Company’s subsidiary Pollarix S.A. (“Pollarix”) to receive USD 3,265 (BRL 19,077 thousands). On December 23, 2024, Pollarix received the payment in the amount of USD 3,265 (BRL 19,077 thousands).

Additionally, on March 27, 2024, Nexa Resources Peru S.A.A approved the distribution and payment of dividends in the amount of USD 5,549, related to the 2023 profits, Nexa CJM was entitled to receive USD 4,636 for its shares, while the non-controlling interest, and amount of USD 913. On July 12, 2024 Nexa Peru made a cash payment of these dividends to non-controlling interest, in the amount of USD 913.

(h)	Non-controlling interests

Summarized balance sheet	NEXA PERU		Pollarix S.A.
	2024	2023	2024	2023
Current assets	840,727	581,466	21,597	12,283
Current liabilities	381,329	292,067	8,169	11,734
Current net assets	459,398	289,399	13,428	549

Non-current assets	1,176,393	1,361,412	53,843	73,312
Non-current liabilities	422,555	385,208	11,099	9,421
Non-current net assets	753,838	976,204	42,744	63,891

Net assets	1,213,236	1,265,603	56,172	64,440

Accumulated non-controlling interests	205,102	207,966	42,569	46,747

Summarized income statement	NEXA PERU		Pollarix S.A.
	2024	2023	2024	2023
Net revenues	881,122	735,337	27,919	11,740
Net (loss) gain for the year	(41,999)	12,491	28,959	13,700
Other comprehensive (loss) income	-	-	(14,886)	5,606
Total comprehensive income for the year	(41,999)	12,491	14,073	19,306

Comprehensive (loss) income attributable to non-controlling interests	(5,229)	(9,206)	15,026	14,261
Dividends paid to non-controlling interests	5,938	124	14,616	23,589

Summarized statement of cash flows	NEXA PERU		Pollarix S.A.
	2024	2023	2024	2023
Net cash provided by (used in) operating activities	253,005	206,163	(11,615)	(5,189)
Net cash used in investing activities	(108,517)	(226,991)	2,130	36,993
Net cash (used in) provided by financing activities	(23,800)	(3,604)	13,783	(32,185)
(Decrease) increase in cash and cash equivalents	120,688	(26,145)	4,298	(381)

On November 18, 2024, Nexa Atacocha’s General Shareholders Meeting approved a capital increase of up to USD 37,000 to finance the development of the Cerro Pasco Integration Project with the issuance of up to 2,182,866 thousands shares (1,203,513 class A and 979,353 class B thousands shares).

65 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

On November 29, 2024, Nexa El Porvenir acquired a total of 35,917 thousand class A common shares of Nexa Atacocha (representing a 3.80% stake) at a purchase price of USD 0.0239 and USD 0.0084 respectively. The carrying value at the acquisition date was USD 12,629. As a result, the Company de-recognized the non-controlling interest, recording a decrease in equity attributable to owners of the controlling interest of USD 1,871.

In December 2024, Nexa El Porvenir paid USD 31,174 for the acquisition of Atacocha’s 1,537,189 thousand shares (1,178,166 thousand class A common shares and 359,023 thousand class B common shares) representing 16.23% stake, at a purchase price of USD 0.0239 and USD 0.0084 respectively. As a result, the Company de-recognized the non-controlling interest, recording a decrease in equity attributable to owners of the controlling interest of USD 2,765.

Consequently, as of December 31, 2024, the Company acquired a total of 1,573,107 thousand shares (representing a 20.03% stake) and recorded a total decrease in equity attributable to owners of the controlling interest for a total amount of USD 4,635 in the year 2024.

31	Impairment of long-lived assets

Accounting policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from a business combination is allocated to a CGU or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

Impairment of long-lived assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU, including goodwill balance, may not be recovered. If any indicator exists, such as a change in forecasted commodity prices, a significant increase in operational costs, a significant decrease in production volumes, a reduction in LOM, the cancelation or significant reduction in the scope of a project, foreign exchange rate, market conditions or unusual events that can affect the business, the Company estimates the recoverable amount of the assets or CGUs.

The recoverable amount is estimated by reference to the higher of an assets or CGUs fair value less cost of disposal (“FVLCD”) and its value in use (“VIU”). The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is reduced to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. Generally, the opposite of indicators that gave rise to an impairment loss would be considered indicators that impairment losses might have to be reversed. If the underlying reasons for the original impairment have been removed or the service potential of the asset or CGU has increased, an assessment of impairment reversals is performed by the Company. Reversals of impairment losses that arise simply from the passage of time or related with prior goodwill impairments are not recognized.

For individual assets, if there is any indicator that an asset become unusable by damage or a decision that would lead the asset to not contribute economically to the Company, it is impaired. In addition, greenfield projects for which the Company decides to quit exploration and there is no expectation that in the future will bring cash inflows are also impaired.

66 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Impairment of exploration and evaluation costs and development projects costs

Exploration assets (greenfields) representing mineral rights acquired in business combinations, mineral rights, and other capitalized exploration and evaluation costs, as well as development projects costs capitalized included in Property, plant and equipment are tested for impairment individually or allocated in aggregation with CGU or groups of CGUs that include producing assets, when applicable, through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of exploration and evaluation costs, and development project costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, assets and/or processing facilities 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include exploration and evaluation costs and development project costs, the Company performs the impairment test in two steps. In the first step, producing assets or group of producing assets, and exploration and evaluation costs and development projects costs that are not expected to share infrastructure assets are tested for impairment on an individual basis. In the second step, exploration and evaluation costs and development project costs that shared infrastructure assets and/or processing facilities are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

Valuation methods and assumptions for recoverable amount based on FVLCD

FVLCD

FVLCD is an estimate of the price that the Company would receive to sell an asset, CGU or group of CGUs in an orderly transaction between market participants at the measurement date, less the cost of disposal. FVLCD is not an entity-specific measurement but is focused on market participants’ assumptions for a particular asset when pricing the asset. FVLCD is estimated by the Company using discounted cash flows techniques (using a post-tax discount rate) and market past transaction multiples (amount paid per ton of minerals for projects in similar stages) for greenfield projects for which resources allocation is under review, although the Company considers observable inputs, a substantial portion of the assumptions used in the calculations are unobservable. These cash flows are classified as level 3 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

VIU

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its current condition and its residual value. VIU is determined by applying assumptions specific to the Company’s continued use and does not consider enhancements or future developments. These assumptions are different from those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) than a FVLCD calculation. Additionally, it is applied to the estimated future cash flows a pre-tax discount rate.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration, and environmental costs. The resulting estimates are based on detailed LOM and long-term production plans. When calculating FVLCD, these forecasts include capital and operating expenditures related to expansions and restructurings of both brownfield and greenfield projects that a market participant would consider in seeking to obtain the highest and best use of the asset, considering their evaluation, eventual changes in their scope or feasibility, and their development stage.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included if the Company has a high level of confidence that it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves, as well as on the historical internal conversion ratio. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

67 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts that also reflects the view of market participants. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

Cost levels incorporated in the cash flow forecasts are based on the current LOM plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan considers all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The LOM plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate.

With respect to the estimated future cash flows of capitalized exploration assets and development projects, for some assets the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows. The discount is based on the stage of the project and the type of metal.

Critical accounting estimates, assumptions and judgments - Impairment of long-lived assets

Impairment is assessed at the CGU level. A CGU is the smallest identifiable asset or group of assets that generates independent cash inflows. Judgment is applied to identify the Company’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals.

External and internal factors are quarterly monitored for impairment indicators. Judgment is required to determine, for example, whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment of whether internal factors, such as an increase in production costs and delays in projects, result in impairment indicators requires significant judgment. Among others, the long-term zinc price, foreign exchange rate considering Brazilian real (BRL) per US dollar (USD) for Brazilian operations, and the discount rate may have a significant impact on the Company’s’ impairment estimations.

The process of estimating the recoverable amount involves the use of assumptions, judgment and projections for future cash flows. These calculations use cash flow projections based on financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful LOM or indefinitely for the smelters. The smelters cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s assumptions and estimates of future cash flows used for the Company’s impairment testing of goodwill and long-lived assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Future changes in these variables may differ from management’s expectations and may materially change the recoverable amounts of the CGUs.

Impairment test analysis

Throughout 2024, the Company, at each reporting date, assessed whether there were indicators that the carrying amount of an asset, goodwill, or cash generation unit (CGU) might not be recoverable, or if a previously recorded impairment needed to be reversed for its entire CGU located in Brazil and Peru.

68 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Goodwill assessment

The goodwill, included in “intangible assets”, has a balance of USD 206,423. In the third quarter of 2024, Nexa conducted its annual impairment test for the CGUs to which goodwill has been previously allocated including Mining Peru group of CGUs (Composed of Cerro Pasco and Cerro Lindo CGUs), Cajamarquilla and Juiz de Fora in accordance with the assumptions and projections outlined in the Company’s strategic planning process. As a result, no impairment was identified.

Peruvian CGU

In the third quarter of 2024, the Company identified indicators of reversal, primarily driven by the increase of short-term and long-term metal prices. As a result, an impairment reversal for USD 22,206 was recognized at the CGU Cerro Pasco.

Magistral Project assessment

In the second quarter of 2024, because of the rejection of the Company’s Modification of the Environmental Impact Assessment (MEIA) described in Note 32 (a), in June 2024, the Magistral Project was tested for impairment resulting in a loss of USD 58,435, recognized in profit or loss. The recoverable amount was determined using the fair value less cost of disposal (FVLCD), based on market past transaction multiples (amount paid per ton of minerals for projects in similar stages).

Pukaqaqa Project assessment

In the second quarter of 2024, Nexa´s management analyzed alternatives for the sale of Pukaqaqa mining project, part of Nexa Peru´s portfolio and in the third quarter of 2024 the Company signed a purchase and sale agreement to sell the Compañía Minera Cerro Colorado S.A.C. owner of the greenfield Pukaqaqa Project. This triggered an impairment assessment as the project’s assets had been fully impaired based on the 2022 impairment evaluation.

The Company considered the most recent negotiation with the third-party to calculate the fair value less cost of disposal, considering the sales price and other obligations defined in the offer.

The sale transaction was completed on November 22, 2024 (as further described in Note 1 (a)) and the Company recorded an impairment reversal of USD 3,978 for the year.

Compañía Minera Shalipayco S.A.C.

In June 2024, the Compañía Minera Shalipayco S.A.C. (the joint operation between Nexa and PAS) decided not to renew the rights for the mining concessions of the Shalipayco project. As a result of this decision, it was agreed to commence the dissolution process of said Company after unsuccessful attempts to find a potential buyer. This investment project in Nexa Peru was impaired in 2022 as part of Nexa’s portfolio review. Consequently, no further material adjustment has been recognized in the year.

Morro Agudo CGU

In the first quarter of 2024, Nexa received a binding sale offer from a third party for Morro Agudo CGU. The sale transaction was completed on July 1, 2024 (as further described in Note 1 (a)), and the Company recorded an impairment reversal of USD 10,291 for the year.

Aripuanã CGU

The Company tested Aripuanã CGU after identifying impairment indicators related to (i) a devaluation of the exchange rate of BRL/USD; and (ii) an increase in operational costs for Aripuanã. No impairment was identified after the impairment assessment.

For the quarter ended on December 31, 2024, the Company did not identify any additional impairment trigger for the goodwill and UCGs mentioned above.

69 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Impairment test summary

In summary, for the year 2024, Nexa recognized the following impairment loss/reversal:

Impairment (losses) reversals	2024	2023
Magistral Project	(58,435)	-
Cerro Pasco CGU	22,206	(42,660)
Morro Agudo	10,291	(59,002)
Pukaqaqa Project	3,978	-
Others individual assets	(10,910)	(12,976)
Total	(32,870)	(114,643)
(a)	Key assumptions used in impairment tests

The recoverable amounts for each CGU were determined based on the FVLCD method, which were higher than those determined based on the VIU method.

The Company identified long-term metal prices, discount rate, exchange rate considering Brazilian real (BRL), and LOM as key assumptions in determining the recoverable amounts, due to the material impact such assumptions may have on the recoverable value. Part of these assumptions are summarized below:

	2024	2023	2022
Long-term zinc price (USD/t)	2,930	2,800	2,787
Discount rate (Peru)	7.08%	7.22%	6.93%
Discount rate (Brazil)	7.64%	8.02%	8.03%
Exchange rate (BRL x USD)	5.66	4.84	5.22
Brownfield projects - LOM (years)	From 3 to 25	From 4 to 21	From 5 to 24
(b)	Impairment reversal – Cerro Pasco CGU

As mentioned above, the impairment reversal was identified at the CGU level, not being directly related to a single asset. Then, the gain was allocated on a pro rata basis to the following assets:

	Carrying amount prior to impairment reversal	Impairment reversal	Carrying amount after impairment reversal
Property, plant and equipment	223,788	12,400	236,188
Intangible assets	176,967	9,806	186,773
Other net liabilities	(114,152)	-	(114,152)
	286,603	22,206	308,809

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Cerro Pasco. A decrease of 5% in the long-term LME zinc price to USD 2,784 per ton compared to management’s estimation as of September 30, 2024, would have resulted in an impairment loss of USD 39,292 (or an impairment loss addition of USD 61,498). Also, an increase of 5% in the discount rate compared to management’s estimation, would have resulted in an impairment reversal of USD 14,932 (or a decrease in the impairment reversal of USD 7,274).

(c)	Sensitivity analysis –Tested CGUs and Cajamarquilla Goodwill

The Company estimated the amount by which the value assigned to the key assumptions must change in order for the assessed CGU recoverable amount, which was not impaired, to be equal to its carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC		Appreciation of BRL over USD (i)
		Change	Price	Change	Rate	Change	Price
Juiz de fora	146,341	(23.33%)	2,246	71.13%	13.08%	(13.00%)	4.92
Cajamarquilla	681,438	(20.01%)	2,344	94.42%	13.77%	-	-
Cerro Lindo	269,150	(24.81%)	2,203	169.19%	19.07%	-	-
Mining Peru	82,740	(7.43%)	2,712	38.35%	9.80%	-	-
Aripuanã	305,093	(15.43%)	2,478	56.34%	11.95%	(13.88%)	4.87

70 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(i) This analysis is only applicable to Juiz de Fora and Aripuanã CGUs, as these are in Brazil and their functional currency are BRL. Therefore, the appreciation of BRL over USD impacts the operational cost and expense, reducing the recoverable amount of these CGUs in USD, for consolidated purposes.

32	Long-term commitments
(a)	Projects evaluation

On February 8, 2024, the Peruvian Government approved an extension of the deadline for the Accreditable Investment Commitment under the Magistral Transfer Contract from September 2025 to August 2028. As of December 31, 2024, the unexecuted Accreditable Investment Commitment was USD 323,000, and if not completed by August 2028, the potential penalty exposure could be USD 97,029.

In December 2021, the Company submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the approval process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) raised unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA (refer to note 31 for further information on the impairment test).

According to the contract, the Company is currently in direct negotiations with the relevant authorities to discuss the impact of this situation on the Project’s execution and expects to reach a solution in the coming months.

(b)	Environmental Guarantee for Dams

On December 30, 2023, Minas Gerais State published Decree 48,747 of 2023, which regulated the requirement for an environmental guarantee as provided for in Law 23,291 of February 25, 2019 (the State Policy for Dam Safety). This guarantee aims to ensure environmental recovery in the event of an accident or deactivation of dams and applies to all dams with the characteristics established by the law.

During the second quarter of 2024, the Decree was amended to modify, among other provisions, the deadline for mining companies to indicate the type(s) of guarantee method(s) they would use. The Company complied with this requirement in September 2024. The amendment also established that mining companies must present 50% of the chosen guarantees by the end of 2024.

Nexa’s obligation is to provide a guarantee in the amount of approximately USD 19,122 (BRL 118,411 thousand). On December 27, 2024, the Company provided 50% of the required guarantees, totaling approximately USD 9,561 (BRL 56,206 thousand), for all its structures in Minas Gerais through bank guarantees. The Company plans to provide an additional 25% by the end of December 2025 and the final 25% by the end of 2026, following the schedule previously established by the Decree.

However, on December 31, 2024, a new Decree was published, further amending the wording of Decree 48,747/2023. This amendment stipulated that the deadline for submitting guarantees would only begin after the environmental agency approves the proposal. Since the new Decree was published after Nexa submitted its guarantees, it will be necessary to await the environmental agency's analysis and address any adjustments required under the revised wording.

33	Events after the reporting period
(a)	Capital increase

On January 15, 2025, the subscription and payment process for the shares of the capital increase through new monetary contributions by Nexa Atacocha, as approved by the General Shareholders' Meeting on November 18, 2024, was completed. As a result, 100% of the Class A shares and Class B shares, which represent 1,203,513,164 and 979,353,191 respectively, were subscribed. Consequently, Nexa’s percentage of shares in Nexa Atacocha changed to 82.08%.

71 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(b)	Brazilian tax reform

On January 16, 2025, Complementary Law No. 214 was published, regulating the Brazilian tax reform on consumption. The reform introduced significant changes to the Brazilian tax system, aiming to simplify collection, reduce bureaucracy, and promote greater tax justice. Among the main changes are the creation of the CBS (Contribution on Goods and Services) and the IBS (Tax on Goods and Services), a dual VAT model that will replace the current PIS, COFINS, IPI, ICMS, and ISS taxes. The transition to the new system will begin in 2026, in a staggered manner, with full implementation by 2033. The Company will begin the necessary adjustments to its processes in 2025 to comply with the new requirements and deadlines, as well as adjust its accounting estimates that will be impacted. Consequently, there is no effect of the Reform on the financial statements as of December 31, 2024.

(c)	Other tax claim payments

In January 2025, the Company paid a total amount of USD 42,547 and is continuing legal processes either at the judicial or administrative levels regarding specific Peruvian uncertain income tax discussions. Such payments were placed before the courts, and a provision may be recorded against such amounts in the future if the likelihood of loss becomes probable or the payments could be recoverable in cash if the Company prevails in these discussions. These payments did not materially change the balances recorded and disclosed on December 31, 2024.

(d)	Share premium reimbursement

On February 20, 2025, the Company’s Board of Directors recommended, subject to approval by the Company’s Annual General Meeting expected to be held on or around May 8, 2025, a cash distribution to the Company’s shareholders of approximately USD 13,400 to be paid on June 24, 2025, as share premium reimbursement, in accordance with the dividend policy effective in January 2025.

*.*.*

72 of 72

Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our board of directors, management and other employees, and it is designed to provide reasonable assurance regarding the reliability of financial reporting and of preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2024, based upon the criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independents Ltda has audited the effectiveness of internal control over financial reporting, as stated in their report as of December 31, 2024.

Changes in internal control over financial reporting

No changes in our internal control over financial reporting occurred during 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Sincerely,

/s/ Juan Ignacio Rosado Gomez de La Torre	/s/ José Carlos del Valle
Juan Ignacio Rosado Gomez de La Torre	José Carlos del Valle
President and Chief Executive Officer	Senior VP Finance and Group CFO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nexa Resources S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessments – Goodwill and long-lived assets

As described in Notes 22 and 31 to the consolidated financial statements, the Company’s goodwill balance was US$ 305,397 thousand as of December 31, 2024, comprised by the goodwill allocated to the following cash generating units (CGU): Cajamarquilla, in the amount of US$ 95,087 thousand, Juiz de Fora, in the amount of US$ 3,887 thousand and Mining Peru, in the amount of US$ 206,423 thousand. Management conducts a goodwill impairment test on an annual basis or, more frequently, if circumstances indicate that the carrying value of goodwill may be impaired. Management also evaluates impairment losses and reversals indicators for the long-lived assets, such as intangible, property plant and equipment and investments in associate companies. Potential impairment is identified by comparing the Fair Value Less Cost of Disposal (FVLCD) of a CGU to its carrying value, including goodwill, when applicable. Fair value is estimated by management using a discounted cash flow model or by market past transaction multiples. Management’s cash flow projections included significant judgments and assumptions mainly related to long-term zinc price and discount rates. The goodwill impairment assessments resulted in no impairment losses. The Company has also tested for impairment the assets that showed indicators of impairment losses and the assets other than goodwill that showed any indication that an impairment loss either no longer exists or has decreased. As a result of these impairment tests, the Company recorded US$ 69,345 thousand of impairment losses, mainly related to the Magistral Project, and recorded US$ 36,475 thousand of impairment reversals related to the Cerro Pasco and Morro Agudo CGUs and the Pukaqaqa Project.

The principal considerations for our determination that performing procedures relating to impairment assessments of the goodwill and long-lived assets is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the CGUs and individual assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to long-term zinc price and discount rates; and (iii) the audit effort included involving the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments, including controls related to the significant assumptions. These procedures also included, among others (i) assessing the Company's determination of its cash generating units; (ii) testing management’s process for developing the fair value estimates; (iii) evaluating the appropriateness of the discounted cash flow model used by management; (iv) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (v) evaluating the reasonableness of the significant assumptions used by management related to long-term zinc price and discount rates. Evaluating management’s assumptions related to long-term zinc price and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the long-term zinc price and discount rates used.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Curitiba, Brazil

February 20, 2025

We have served as the Company’s auditor since 2001.